94

04036893

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Vozrozhdeniye

*CURRENT ADDRESS

PROCESSED

SEP 15 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4257 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/15/04

ARIS
12-31-03

VOZROZHDENIYE
BANK

2 0 0 3

ANNUAL REPORT

VOZROZHDENIYE BANK

Message of Essential Fact

Information about Accrued and (or) Paid Income on Securities of the Issuer
Information about the Issuer's obligation maturity to the Owner of securities

1. Full official name of the issuer: Open Joint stock company Bank "Vozrozhdeniye".

2. Permanent address of the issuer: Building 1, 7/4 Luchnikov Lane, Moscow, 101999, Russian Federation.

3. Tax identification number of the issuer: 5000001042.

4. Unique code of the issuer: 1439.

5. Code of essential fact: 1000143901072004.

6. Address of the web site used for publication of the essential fact messages: http://www.vbank.ru/akc/events.html.

7. Name of the periodical used by the issuer for publication of the essential fact messages: newspaper Ezhednevnye Novosti. Podmoskovie (Daily News. Moscow Region).

8. Category, type, series and other identification characteristics of securities.

8.1. Ordinary non-documentary registered shares.

8.2. Preference convertible non-documentary registered shares.

8.3. Preference non-documentary registered shares with fixed rate of dividend.

9. State registration number of the issue (additional issue) of securities, date of the state registration.

9.1. 10101439B dated April 12, 1991.

9.2. 20101439B dated December 30, 1999.

9.3. 20201439B dated March 06, 2002.

10. Name of the registration authority executing the state registration of the issue (additional issue) of securities: Central Bank of Russian Federation.

11. The Issuer's liability: to pay dividends on ordinary non-documentary registered shares, preference convertible non-documentary registered shares, preference non-documentary registered shares with fixed rate of dividend.

The amount of such liability:

- on ordinary non-documentary registered shares – RUR 8,374,376.50;
- on preference convertible non-documentary registered shares – RUR 999,970.50;
- on preference non-documentary registered shares with fixed rate of dividend – RUR 2,589,010.

Total amount of dividends payable to the shareholders: RUR 11,936,357.

12. Management body of the Issuer that adopted the resolution to pay (declare) the dividends on the Issuer's shares, and the date of drawing up the minutes of the meeting (session) of the above body where the above mentioned resolution was taken: annual General Meeting of Shareholders of Bank "Vozrozhdeniye" (OAO), Minutes No. 1 as of June 25, 2004, executed on July 01, 2004.

13. Amount of the dividend accrued per one share of the certain category (type):

- for one ordinary share with a face value of RUR 10 is RUR 0.5;
- for one preference convertible share with a face value of RUR 10 is RUR 0.5;
- for one preference share with a face value of RUR 10 is RUR 2;

14. Form of payment of the dividend yields on the issuer's securities (money or other property): for legal entities - money by transfer in roubles of Russian Federation; for individuals - money by transfer or money in cash in roubles of Russian Federation.

15. Maturity date for payment of dividends on the issuer's securities or, if such obligation on dividend payment on securities must be executed by the issuer within the fixed term (period of time) - closing date of the above term.

Payment of dividends was executed from August 16, 2004 to August 20, 2004 by transfer of the amounts due to the corporate Shareholders to their settlement accounts, due to the individual Shareholders - to their personal accounts in accordance with the information recorded in the system of Register of the Bank "Vozrozhdeniye"'s Shareholders. Payment of dividends to the individual Shareholders can be also provided in cash at the cash offices of the Bank branches.

16. The fact of fulfilment or non-fulfilment (default) of the issuer's obligation: the obligation is fulfilled not in full.

17. In case of non-fulfilment of the obligation by the Issuer – the reason for such non-fulfilment: the reason for non-fulfilment of the obligation in full by the Issuer is non-submitting of banking details for transfer of the dividends by shareholders and non-appearance of the shareholders who chose to receive the dividends in cash at the Bank Vozrozhdeniye's branches that service shareholders.

The amount of such liability in the monetary form, in which it is not fulfilled: RUR 2,526,864.40 (Two million five hundred twenty six thousand eight hundred and sixty four rouble).

18. Total amount of dividends paid on the issuer's shares: RUR 9,293,232.60 (Nine million two hundred ninety three thousand two hundred and thirty two rouble).

Deputy Chairman of the Board of
Bank Vozrozhdeniye (OAO) (*signature*) A.V.Dolgopolov

August 23, 2004

Stamp



Dear shareholders!
Dear friends and colleagues!

I am very pleased to inform you of our satisfactory results for the year 2003. This Annual Report will provide detailed data on the performance of Vozrozhdeniye Bank. I would like to comment here, therefore, on only some of the key figures and achievements of last year. There is no need to remind you that a well-run business has no final outcome – all past achievements provide a new starting point and the basis for future developments.

The encouraging results of the past financial year confirm the soundness of our chosen strategy and provide evidence of resources available for new developmental prospects. During the past year our net assets increased by half and reached 26.6 billion rubles, the Bank's capital doubled to 3, 031 million rubles, while profits in 2003 exceeded 100 million rubles. Although this is less than the profit of 2002, we are pleased that we have been able to build our reserves against credit risk and expand our business using the revenue generated by our business. Our network of regional offices widened, and business activity at our branches increased significantly.

In 2003, the number of our corporate customers expanded as well as the business of existing clients. Within the previous year our corporate clients' deposits and other funds with the Bank increased by 50 per cent to more than 11 billion rubles. Lending is one of the Bank's basic activities and last year the volume of new loans granted increased significantly. By the beginning of 2004 our credit portfolio reached 18.3 billion rubles.

The retail banking success of Vozrozhdeniye Bank comes from a good understanding of our individual customers' financial needs and our strong focus on meeting these needs. With over 600 thousand individual clients by the end of last year, we have won a firm position among Russia's leaders in retail banking. As individual customers' needs evolve, our Bank is evolving with them. We continue to increase the diverse and flexible range of individual saving plans and we continue to see that individuals welcome this – the volume of customers' savings with our Bank doubled in 2003 to more than 10 billion rubles. The Bank has reached the top ten by volume of individual deposits among Russian banks. We have also developed new products designed to meet other needs of our customers. We have several new programs of consumer loans. At the Bank's offices and access points customers can effect payments to 700 institutions, agencies and companies. They also can make money transfers in rubles or currency inside Russia and abroad.

During last year the Bank issued 105 thousand cards totaling 414 thousand by the year end and this year we are maintaining the same pace of growth. By the end of current year we expect to have issued another 150 thousand cards. We have also developed an effective infrastructure for servicing cardholders. At the year end our network in Russia consisted of almost 250 ATMs. Card owners can also use our branches and other access points for withdrawals and other card services.
We have added new ATM functionality by enabling customers to make various payments to telecommunication, utility and other companies and transfers to their saving accounts. We recognize and support an increase in the use of the financial system by individuals through cards, ATM use, payroll card accounts and increasing consumer credit. Electronic sys-

tems for corporate clients, including use of payroll services, offer convenience, security and efficient delivery of services. Promoting non-cash operations helps to make the financial system more efficient and transparent.

We aim to maintain this dynamic rate of progress. We have introduced new working methods to improve efficiency and speed of service for customers through state-of-the-art delivery methods and efficiency-oriented standardization. However, at the same time, we pay a great attention to the qualitative dimension of development. Client orientation will always be fundamental to the values of Vozrozhdeniye Bank. The Bank has a widening range of better quality products and can provide sophisticated financial advice to meet the changing needs of clients. Our new technologies are complemented by individually tailored solutions.

Our Bank is represented in nineteen regions of Russia. Branches and offices are transforming into sales centers where customers can receive convenient, consistent and cost-effective everyday banking. To manage our broad branch network we have introduced new inter-regional branch clusters. One example of this is the establishment of the North-Western Inter-Regional Center which will run the operations of our branches in St. Petersburg, Murmansk, Kaliningrad and other cities in the northwestern part of Russia. The Center will focus on better service of customers in the Northwest and on better and more coordinated performance of branches and offices in this area. We continue to upgrade the Bank's internal operational and management systems that ensure efficient functioning of the Bank in the changing and increasingly complex environment.

The Bank continues its tradition of actively participating in many governmental social and economic programs at the federal, regional and municipal levels. This generally complements our priority of orienting financial support towards the productive sectors of national economy and to domestic manufacturers.

These priorities will remain important for us in the future. They determine basic parameters and directions of our strategy to keep diversifying our product and service range for both corporate and individual clients. In order to retain the Bank's financial standing we need to ensure a sound and growing base of equity capital. We will continue to maximize shareholder value through clear performance measures and strong focus on managing risks and cost.

I think that our past achievements allow me to say that I am confident that our future plans and prospective goals can be achieved.

Dear shareholders, dear partners, dear colleagues! From the bottom of my heart I thank you all. I thank our shareholders for their support and participation in determining our policies. I thank our clients and partners for their contribution to our mutually profitable business cooperation. I am grateful to all my colleagues and staff members for their effective performance and creative approaches. I hope that our efforts and our cooperation every day and every year will contribute to the economic progress of Russia.



Dmitry ORLOV,
President of Vozrozhdeniye Bank

VOZROZHDENIYE BANK

Integrity of Vozrozhdeniye Bank is reflected in its experience and repute. The Bank is firmly committed to its obligations, always meets its liabilities, strictly follows official banking regulations and fully respects legal norms and ethical standards. Reliability of the Bank is supported by steady development and by proper quality of its services and product delivery.

*Integrity (n) [integritas (Latin)], the quality of being trustworthy and honest:... the state of being... in perfect condition;... having the strong, uncompromising adherence to legal and moral principles and ethical values;... the state of being upright and sincere; soundness.

(Oxford Advanced Dictionary of Current English)

Development Prospects: Planning the Future

Vozrozhdeniye Bank's most important priorities for the year 2004 are: the further implementation of client-oriented policies, the development and offer of new competitive bank products, the expansion of our sales efforts, the further development of our branch system, the implementation of new technology delivery channels to increase business effectiveness, and the enhancement of corporate management and governance.

We will pay particular attention to the expansion of our customers' deposit base, which is the main source of funds for our lending operations. The Bank expects the volume of funds from our customers to continue to grow at a steady rate. In 2004, our plan is to increase the volume of funds on corporate accounts by 30 per cent and on private accounts by 60 per cent.

This will allow the further growth of our assets. Credit operations will continue to provide the greatest part of our assets and the most important source of interest revenues. We forecast our loan portfolio to grow by 50 per cent this year. The Bank will continue to finance the most productive sectors of the economy, particularly industry and agriculture.

Participation in government programs and co-operation with city administrations and regional governments continues to be important. Vozrozhdeniye Bank will continue to participate in capital areas municipal programs as an authorized bank of the Moscow City government.

As in previous years, the Bank plans to expand our business and strengthen our position in the Moscow Region and other parts of Russia. One of our priorities is to support effective regional investment projects.

Our client service policies will continue to be directed toward widening our customer base, improving the availability of our network, offering both individualized and standard bank products more effectively to selected target client groups.

The Bank will pay special attention to the continuing development of our retail business programs. We will widen the spectrum of deposits we offer. We intend to be among the first banks accepted into the national deposit insurance program that will guarantee savings deposits of individual customers. In 2004, international and home money transfers are to be widely implemented for individuals through the Bank's payment system. Customers will have access to payments services for a much broader range of telecommunication companies.

Customers will be offered special packages of lending and saving plans, such as AutoProject and Housing Project.

Our bank card program serves as the basis for the expanding range of hi-tech services and bank products demanded by our clients. We will make it possible for people to broaden the types of payments and transactions with their deposits accounts through cash machines. VISA Gold and VISA Classic credit cards, issued by the Bank, will allow our clients to access loans and make repayments by installments. Visa Electron Instant Issue card will become available in 2004. This card will be issued instantly upon a client's request to the Bank. Our first self-service terminals are planned for individual customers use. These terminals will accept cash and allow payments or transfer to customers' card and deposit accounts.

The development of card-based bank products will be paralleled by the expansion of our service infrastructure, including the number of cash machines in the Bank's ATM network in Moscow Region and across Russia.

Vozrozhdeniye's broad network of branches makes bank services more accessible and closer to each customer. This year the Bank will continue to expand the branch network as our most important strategic resource. We are planning to open new offices and access points in Volgograd, Volgodonsk, Novorossiysk, Rostov-on-Don, Stavropol, Saransk, and Zhukovsky in Moscow region. Along with this network expansion, we also plan to review and optimize its maintenance cost. We intend to fully integrate our geographic network of branches and outlets into a single technology-based, multi-channel delivery network for our products.

To increase the Bank's effectiveness and strengthen our market position, we will be improving our information technology. A major focus of this will be to relieve our branches and offices of excessive paperwork and reporting and to integrate the operational processing. Better technology will allow new solutions for the customers in the retail business. We particularly want to improve the technology that supports our retail lending operations, including credit risk control and risk optimization measures.

The Bank intends to increase its equity capital to maintain our financial stability while we continue our dynamic growth. This will ensure a strong base from which we can expand the scope of our operations.

We are planning to extend our co-operation with foreign financial institutions in the field of both short-term and medium-term financing of foreign trade operations. This includes expansion of trade finance limits provided to Vozrozhdeniye Bank, as well as looking for long-term financial resources, perhaps through loan

agreements with foreign banks under guaranties of national export agencies or syndicated loans.
The Bank will continue to improve our corporate governance in accordance with the Russian laws, security regulations and international standards. We will keep working to increase transparency, developing the Bank's internal control system, perfecting internal banking procedures to control risk.

Soundness, Integrity, Stability

n 2003, the Bank continued to strengthen its market position. For many years, Vozrozhdeniye Bank has been included by the Bank of Russia in the list of the 30 largest credit organizations.

The international accounting firm PricewaterhouseCoopers, which has been the official auditor of Vozrozhdeniye Bank since its founding, confirmed the Bank's reporting at year-end according to both Russian and international financial accounting standards.

The Bank belongs to the group of stable and reliable credit organizations according to the reliability classification provided by Rating.

Vozrozhdeniye is rated among the 200 largest organizations of Russia by market capitalization level.

During 2003, Interfax Rating Agency, Moody's strategic partner in Russia, assigned and confirmed the Bank's Long-term Baa3 (rus) and Short-term RUS-3 credit ratings.

The leading rating agencies of Russia reported Vozrozhdeniye Bank maintained its positions among the top 30 Russian commercial banks by assets, loans, number of customers and volume of deposits. The Bank is among the top 10 largest banks by volume of individual saving deposits. In the card business, Vozrozhdeniye Bank occupies the 7th position among Russian banks. According to VISA International, the Bank was the biggest issuer of smart "chip" cards in Eastern Europe.

Our branch network has over 100 full service outlets, which makes the Bank in this respect one of the three leaders among all credit institutions.

Highlights of Vozrozhdeniye Bank Financial Results

	on 01.01.2004	on 01.01.2003
Net assets, RUR, thousands	26, 554, 308	17, 288, 216
Equity capital (Instruction Letter No. 1, Bank of Russia), RUR, thousands	3, 036, 346	1, 532, 872
Provision for possible credit losses, RUR, thousands	637, 614	324, 126
Profit, RUR, thousands	100, 140	308, 177
Loan portfolio, RUR, thousands	18, 255, 527	11, 075, 699
Customer deposits, RUR, thousands	21, 600, 942	12, 815, 599
Customers number		
Corporate	34, 240	32, 251
Individual	608, 476	512, 000
Branches & offices		
Full service branch and representative offices	112	105
of which in Moscow Region	76	71
Electronic business		
Bank cards in operation, thousands	414	309
Number of card acquiring clients, thousands	620	580
Corporate remote access system users	3, 072	2, 335

Vozrozhdeniye Bank in 2003

Loans, RUR in thousands


21,000,000
15,750,000
10,500,000
5,250,000
0
1.01.2003
1.01.2004

Lending *is our most important business direction and our most important strategic instrument* in the Russian corporate financial services market. Credit provided to clients makes up 69 per cent of the Bank's total assets.

In 2003, the Bank's loan portfolio increased substantially, exceeding the 2002 level by 7.2 billion rubles and reaching 18.3 billion rubles at the beginning of the present year. Loans were provided both in Russian and foreign currency. Ruble credits were 77 per cent of the loan portfolio, compared to 23 per cent in foreign currencies. By the January 1, 2004, our total provisions for possible loan losses were 620.6 million rubles, twice the level of these reserves a year ago.

The Bank's lending policies enable it to maintain a high standard of loan portfolio quality and a substantial capacity to increase volume. Special attention is paid to professional market information and the borrowers standing. In-depth analysis of a client's financial situation and tracking developments minimizes risks.

Credits are provided to financially stable clients with a significant role in regional development and productive sectors of economy. Last year, the number of borrowing clients increased by 133 per cent.

In the accounting year, we continued to diversify the loan portfolio. In 2002 the largest part of our credits were given within Moscow (41 per cent). Now loans to clients in Russian regions have increased to 70 per cent. Regional loan volumes increased by 140 per cent, exceeding the volume of new loans made in the City of Moscow. Credit provided in the Moscow Region escalated the most dynamically.

The Bank provides various types of credit: credit lines, term loans, overdrafts, and financial leasing.

The real sector of economics is a priority within the Bank's lending policies. Its share of the loan portfolio is 71 per cent. The Bank's credit investments are diversified according to industries: 26 per cent of all credits are provided to industrial firms, a substantial number of which are in the food production area.

Traditionally, the Bank has supported farming and food companies of Russia. Loans provided to the agricultural sector are used to renew farming equipment and transport facilities, as well as working capital for farmers. By the beginning of 2004, 2.2 billion rubles was provided to the agricultural sector.

As in earlier years, the Bank continued to participate in the governmental credit program for the agri-industrial sector, in which interest costs were partly reimbursed by special budget funds. In 2003, the Bank provided 500 million rubles of credit under this program.

As an authorized bank of the State Customs Committee, Vozrozhdeniye Bank can now act as guarantor of importers' liabilities to the customs authorities. Because of the Bank's stable and reliable financial standing, the State Customs Committee set a limit of 20 million Euros, substantially exceeding the usual minimum.

Regional Programs. The Bank is represented in 19 economically developed regions. This gives us federal status and allows us to co-operate effectively with various constituent entities of the Russian Federation and with administrations of all levels. In 2003, the total amount of regional program support exceeded 3.7 billion rubles. The Bank participated in Moscow region projects and has well-developed relations with the administrations of Stavropol, Khabarovsk, Tula regions and the Republic of Karelia, as well as the cities of Novorossiysk, Volgograd, Volzhsky and Volgodonsk. The Bank extends loans to regional industries and enterprises with interest

Loans to corporate clients by regions

As of Jan. 1, 2004


Moscow Region
45%
Moscow
30%
Other regions
25%

As of Jan. 1, 2003


Other regions
30%
Moscow Region
29%
Moscow
41%

Lendings by sectors of economy

As of Jan. 1, 2004


Industry
26%
Others
5%
Transportation and communications
3%
Public service
9%
Financial institutions
22%
Commerce and services
17%
Individual customers
2%
Construction
9%
Agriculture
7%

partly subsidized by regional budgets. The Bank provides short term credits for covering cash deficits, implements card-based payroll agreements with public service bodies in which public servants and municipal employees receive salaries on their card accounts with the Bank, and allocates credit resources for building public facilities.

As an authorized bank of the Moscow City Government, Vozrozhdeniye takes an active part in the economic life of the Russian capital. It finances industrial modernization and technological development programs with credit limits exceeding 5.2 billion rubles. The Bank continues long-term co-operation with the Department of Food Resources of the Moscow City government. Through this program, the Bank contributes to pooling resources and efforts of Moscow companies and regional agricultural enterprises, providing credit guarantees to Moscow enterprises for the purchasing agricultural and food products. The amount of such guarantees in 2003 totaled 994 million rubles.

In 2003, the Bank provided 95 million rubles in guarantees to the Moscow City Food Resources Department for upgrading its poultry factories supporting the joint program of the Moscow City and Moscow regional governments for the development of the poultry industry.

Being represented in all districts of the Moscow Region, the Bank takes part in various social and economic investment programs, which included the modernization of manufacturing enterprises, the transportation network and agricultural sector development. In 2003, enterprises of the Moscow Region received more than RUR 20 billion and USD 5 million in loans.

Vozrozhdeniye supports the Moscow Region transportation program as well. The Bank takes part in the Mostransavto program, granting credits for current asset replenishment, passenger service infrastructure improvement, purchasing and repairing of equipment and supporting capital equipment renewal leasing programs.

The Bank provides substantial support to regional and municipal housing and utility companies – 500 million rubles as at January 1, 2004.

The Bank has close and cooperative relations with the Ministry of Agriculture and Food Resources of the Moscow Region. This cooperation includes a federal investment and short-term lending program. Every year 250 agricultural enterprises receive preferential loans provided by the Bank with partial reimbursement of the interest cost from budget funds. The Bank provided 1.1 billion rubles in credits last year.

In terms of integrated social and economical development of the Moscow region, the Bank actively introduces and promotes non-cash payments and bank cards. In over 1,500 enterprises and organizations of Moscow Region, employees receive salaries on their personal card accounts with Vozrozhdeniye Bank. Among these institutions are public service organizations (health care and educational institutions, administrative bodies, municipal housing organizations), and large companies such as Mostransavto, Mosavtodor, and Zverev Mechanic Industries in

Krasnogorsk, Elektrostal Engineering Enterprises in Elektrostal, Mozhaysky Printing Company in Mozhaysk, as well as many smaller companies. By the beginning of 2004, the Bank had issued 266,000 cards in the Moscow region. To create an effective buiseness environment in the region, the Bank vigorously develops the regional card service infrastructure, provides a large supply of advanced technology products and fosters creating a reliable communication system. The Bank maintains the largest network of 24-hour cash machines in the Moscow region. This allows real time payment of utility and mobile phone bills as well as cash withdrawals. By the beginning of 2004, the Bank had set up 142 cash machines in the Moscow region. Over 300 trade and service companies and organizations accept payments by plastic cards on the basis of agreements with the Bank.

Vozrozhdeniye actively supports significant social projects, such as construction of universal sports complexes in Shchiolkovo and Serebryaniye Prudy, the sports palace "Olympisky" in Chekhov – all in Moscow region. The Bank allocated over 300 million rubles for the construction of skating halls in Dmitrov, Mozhaisk and Klin as well.

Corporate Service Development. Rating agencies categorize Vozrozhdeniye among the "most client-friendly" financial institutions. By the January 1, 2004, funds on corporate accounts with the Bank totaled 11.3 billion rubles – an increase of 50 per cent during the year. By comparison, the average growth rate for corporate deposits among the top 30 major Russian banks was 21 per cent.

In our corporate relations the Bank relies on the principle of balance of interests between the Bank and the customers. Developing bank services for corporate clients implies offering standard service packages, which effectively combine separate banking products for various client groups. A comprehensive approach to client service is applied in particular market segments as well.

In 2003, the Bank continued researching corporate customer segments to determine consumer preferences and financial market development trends. With the advantages of its wide branch network the Bank can effectively service large corporate clients with regional divisions and broad territorial reach.

The bank has developing special programs to retain existing VIP clients and to win new clients. The core of our service philosophy rests on mutual trust and effective banking, adapting service and pricing to the needs of these clients. We have implemented special training for client managers and ensured that branches plan and are motivated to serve these clients well.

The Bank has established a Client Service Committee to monitor the quality of services we provide to our clients. It takes part in preparation of basic documents regulating corporate client services and helps organize internal procedures of financial product optimization. The Committee participates in establishing service normatives, procedures and regulations and helps modify services and products to the needs of the customers.

Corporate accounts, RUR in thousands



12,000,000
9,000,000
6,000,000
3,000,000
0
1.01.2003
1.01.2004

Bills issued by Vozrozhdeniye Bank, RUR in thousands



800,000
600,000
400,000
200,000
0
1.01.2003
1.01.2004

To establish long-term relationships with corporate clients, personal managers take measures aimed at development of clients' businesses. They assist customers in optimizing settlements in the form of bills of exchange and letters of credit payment, providing guarantees, mutual clearing of debts, setting up corresponding accounts for speeding-up payments, providing a special Finance Advisor service package, developing complex programs (including lending, salary card projects and our Partnership collaborative program) and providing information services.

The Bank shows great flexibility in providing corporate services, taking into consideration all special qualities of particular industries. The Steady Sales program, implemented in 2003, was highly appreciated by large wholesale traders, sellers and buyers that connected existing and potential suppliers operating in different regions of Russia. The program provides guarantees using the highly developed network of the Bank to great advantage. The program substantially reduces the seller's risks of delayed payments, increases sales volume by attracting new buyers and limiting risks per buyer. The program is interesting for purchasers as well since it supports an increase in purchasing volume while minimizing credit costs.

For corporate customers with expanded geographic structures, the Bank provides cash operations for customer representatives even in branches where the client doesn't have accounts. This kind of service may be useful for companies with a widespread branch network, like insurance and trading companies, avoiding expensive encashment services. Funds may be raised and transferred to an account on the day of cash deposit, speeding up funds flow to a significant degree.

Retail Business Development. In 2003,Vozrozhdeniye Bank strengthened its position on the retail market and actively expanded its product and service range.

By the beginning of 2004, the Bank was providing services to more than 608,000 individual clients. Retail banking includes first of all saving deposits. In this area Vozrozhdeniye is among the top ten financial institutions of Russia. Active work on broadening our range of deposits resulted in a 90 per cent growth of volumes on individual saving accounts to more than 10.3 billion rubles. This compares to the average increase of 40 per cent among the 30 biggest Russian banks.

Individual saving deposits,
RUR in thousands


12,000,000
9,000,000
6,000,000
3,000,000
0
1.01.2003
1.01.2004

Lat year was marked by the creation of a new brand series of deposits, the Golden Constellation, which allows customers to choose the most convenient and profitable ways to invest their savings, providing the most effective combination of safety and income. The Bank offers deposits for three, six and twelve months time, providing opportunities for account replenishing, partial withdrawals, deposit prolongation and interest capitalization. Deposits are accepted in Russian rubles, US dollars and euros.

In 2003, the Bank has also offered customers another product, the MultiCurrency deposit with three accounts kept in different currencies. This saving deposit allows the customer to move money from one currency to another, without interrupting the deposit term or losing the agreed profitability.

Consumer loan programs are another promising priority of our retail business and highly demanded by customers. Employee loan plans under corporate customers' guarantees have been implemented within these programs. Loans are provided for emergency needs, for purchasing durable goods and real estate acquisition. The Bank offers special loan plans for public sector workers. We provide credits for car purchasing as well.

An important retail business service is money transmission. The Bank can transfer rubles or foreign currency through its own channels and, in 2003, started to provide transfer services in co-operation with the Western Union International network. The Bank opened 82 access centers linked to the Western Union transfer network.

All branches and offices of the Bank accept utility and other payments for more than 700 organizations and companies. In 2003, the list of partners whose services could be paid in the Bank offices, increased substantially. Among the new companies on this list are Home Credit, Mosenergo, Registration Chamber, Stroyinvestregion, construction and housing companies Druzhba, Sedo & Co, and many others. The volume of the payments accepted has doubled during the past year and reached 3.5 billion rubles. More and more people pay for mobile phones, satellite TV NTV+ and utility services through ATMs. These three currently exceed 65 per cent of all payments accepted (cash payments at cash desks and non-cash payments at ATMs).

Individuals' payments to institutions,
RUR in thousands


4,000,000
3,000,000
2,000,000
1,000,000
0
2002
2003

110 offices of the Bank offer currency exchange and conversion services for individuals. People can also purchase memorial coins made of precious metals at our offices. In 2003 twice as many commemorative coins were bought compared to 2002.

The Bank has 32 deposit vaults and offers about 5,000 deposit boxes for rent. Individuals rent them to store their valuables. Safety and confidence are guaranteed by advanced security systems. A number of clients use the vaults to safely conclude real estate transactions. During the accounting year, over 16,000 clients rented individual safety deposit boxes.

For several years, the Bank has been implementing pensioner service programs: pension delivery, special convenient services and profitable deposits, preferential terms of service and bank card issuing.

The Bank participated in the pension reform. In the end of 2003, the offices of Vozrozhdeniye accepted clients' applications to the Federal Pension Fund for transferring the accrued pension stock to a chosen trust management company to be profitably invested.

The Bank continues to improve its services for individuals and the quality of its products. Retail clients are offered with a wide range of clear information and advertising materials on retail banking services.

The Bank also has a centralized inquiry system to provide advice on retail services. The Internet provides continuous interaction with individual clients as well. Hundreds of http://www.vbank.ru visitors, who addressed our AskExpert page received qualified advice from the Bank's specialists.

Vozrozhdeniye Bank believes that good information helps bank customers understand the services we offer and therefore our clients become better customers. A wide selection of advertising and information for clients on retail services is always available in the Bank's branches and offices.

Our successful work in retail business has resulted in a substantial increase in customers, increasing our volume of funds and commission revenues.

Bank Card Development Program. The Bank's card business development program envisages issuing and servicing all types of cards of major global payment systems – VISA International and MasterCard International, as well as acquiring for Union Card and STB card payment systems, through the Bank's own certified processing center.

By the beginning of 2004, the number of cards issued exceeded 414,000, increasing by more than 105,000 cards during the past year. The volume of payments to card accounts reached 16.7 billion rubles, twice as much as in 2002. Funds on card accounts nearly doubled during the year, and reached 1.9 billion rubles by the beginning of 2004. The turnover on the Vozrozhdeniye Bank cards reached 15.2 billion rubles, 80 per cent more than in 2002.

Bank card operations, RUR in thousands


16,000,000
12,000,000
8,000,000
4,000,000
0
2002
2003

In 2003, we continued implementing card-based salary programs for organizations. Currently, the Bank supports approximately 1,900 card-based payrolls in Russia. Payroll programs allow overdraft facilities for employees.

Last year the Bank realized its plans of switching to Visa Smart Debit/Credit (VSDC) cards completely. Over 260,000 cards out of the 414,000 issued belong to the VISA International payment system. This is the largest number of chip cards issued by any Russian or Eastern European emitting banks. In October 2003, Lou Naumovsky VISA Senior Vice President and Director of VISA International's Moscow Representative Office, presented the Bank with a certificate confirming the emission of Vozrozhdeniye Bank's 250,000th VISA card.

Bank cards, *thousands.*


500
400
300
200
100
0
1.01.2003
1.01.2004
Master Card
Visa
Local

The Bank expanded its card acceptance and servicing system. In 2003, 82 new cash machines were installed. By January 1st 2004, the total number of ATMs was 242. In comparison to 2002 the number of cash centers doubled, and by the beginning of 2004, there were 306 of them. The Bank services bank card payments with more than 620 trade and service companies. The non-cash acquiring turnover in our trade and service network reached 519 million rubles, 2.8 times more than in 2002.

In 2003, the Bank developed and offered a number of new services for our card holders. Now one can make Euro payments with a MasterCard International bank card. Emission of the virtual cards VISA Virtuon makes Internet shopping much safer for our cardholders. The Bank also launched an on-line information service "7 24" which allows clients real-time account control and bank card operations with telephone statements, including SMS and fax. This service also provides customers with other opportunities, reminding clients about the card expiry date and providing connection to a Processing center operator when using voice service. In the beginning of 2004, the Internet version of the system was been introduced. In 2003, certification of the emission and acquiring of the MasterCard chip cards was completed.

Bank Operations on Financial Markets. Vozrozhdeniye Bank remained an active participant on money and security markets in 2003. Transactions on financial markets enable the Bank to provide effective, high-quality service for our clients, and consider their interests when doing business on monetary and stock markets, manage short-term liquidity of the Bank, invest money taking into consideration maturities and costs of funds of the Bank's resource base, and increase the amount of traded financial instruments according to the market trends in Russia.

The Bank remains conservative when participating in financial markets. Our priority is transactions with highly reliable instruments, among which are government securities, corporate shares and prime issuing company bonds denominated in Russian rubles, government currency loan instruments (OGVZ T-bonds) and Eurobonds of Russian Federation denominated in foreign currency. Aggregate volume of the Bank's securities transactions in 2003 totaled 62.2 billion rubles.

For investments of its currency resources, the Bank uses the market for external sovereign and corporate bonds of the Russian Federation. In view of the fact that Russian companies now actively issue currency loans, the range of traded and accepted Eurobonds has been widened.

Investments in Russian rubles were made in domestic debt instruments market and in the stock market. In 2003, the tendency of transition from trading drafts and promissory notes to trading corporate bonds at Moscow Interbank Currency Exchange (MICEX) has finally consolidated. By the end of 2003, the bill portfolio of the Bank has shrunk to 16.2 million rubles, whereas the portfolio of bonds has shown a considerable growth. The portfolio of investments in shares of Russian issuers rose to 232.4 million rubles.

Interbank crediting market has been traditionally used for short-term operations aimed at current liquidity support. The Bank is generally a net provider of funds to the market, usually overnight short term credits. Funds provided to the market exceeded the volume of the borrowed funds by 4.9 times.
The Bank actively uses the MICEX trading platform, and ranked 7th or 8th in 2003 according to the rating Leading hard currency operators in MICEX system of SELT – electronic currency trading system. The total amount of

Card accounts RUR in thousands


2,000,000
1,500,000
1,000,000
500,000
0
1.01.2003
1.01.2004
Foreign currency, translated into RUR
RUR

Number of ATMs, as of January 1, 2004


Moscow Region
58%
Other regions
38%
Moscow
4%

Card acquiring agreements with trade and service firms, as of January 1, 2004


Other regions
51%
Moscow Region
42%
Moscow
7%

exchange operations almost doubled during the year and reached 7.8 billion US dollars and 296.5 million Euros.

To extend client service opportunities, the Bank developed special procedures for conducting trust management and providing brokerage services. Permanent license of a professional market participant enables the Bank to provide full range of services on the stock market.

Volume of currency conversion operations, USD in millions


10,000
7,500
5,000
2,500
0
2002
2003

Co-operation with Russian and International Financial Institutions. In 2003, the Bank continued working upon widening the range of counterparties among Russian banks on the money and currency markets. The Bank has made agreements with the largest Russian banks on setting or increasing credit limits for alternate deposit or conversion operations without security. This resulted in the increase of the total volume of such limits by 90 per cent compared to the prior year.

The Bank constantly works to consolidate business relations with the major market participants and for extending the circle of counterparties. In 2003, Vozrozhdeniye has made new general agreements on interbank operations with 26 financial institutions, among them are three foreign banks working in Russia. The total number of counterparties reached 197, including 9 foreign banks.

The extensive correspondent network of Vozrozhdeniye consists of 169 banks. The Bank has close correspondence relations with 58 Russian and 111 foreign banks, including 6 from FSU countries.

Positive relations with global financial organizations enable the Bank to conduct all kinds of transactions, and encourage the expansion of our corporate clients international operations.

In 2003, we continued activation of the partnership with international financial organizations.

The Bank's major partners abroad in financing clients' foreign trade operations are the Bank of New York, JP Morgan Chase, BCEN-Eurobank. These banks provided Vozrozhdeniye Bank with trade finance limits. Vozrozhdeniye signed cooperation agreements with Commerzbank (Germany) and the largest banks in Kazakhstan – Turan-Alem and Kazkommerzbank.

Vozrozhdeniye continues to strengthen business ties with national export agencies in foreign countries. Along with Austria, Germany, Poland, Czech Republic, Hungary and Italy, in 2003, Canada, Taiwan and Luxemburg joined the countries in which financial institutions are ready to extend long-term credits to purchase equipment of local producers under guarantees of national export agencies.

The Bank is negotiating with International Finance Corporation (IFC) about opening of a long-term credit to support our clients' activities.

Branch Network Development. Vozrozhdeniye Bank's extensive branch network is a most important factor in the market. The strategy of the Bank is aimed at continuing regional development and ensuring the Bank's presence in the leading diversified economic areas of Russia. This has helped Vozrozhdeniye to become one of the largest federal banks in the country and to achieve a position as a nation-wide financial institution.

Today the branch network of the Bank consists of 113 offices in 19 regions of Russia: 59 branches, 36 sub-branch offices, 17 cash offices and 1 representative office.

Vozrozhdeniye is the leading financial institution in the Moscow region: 77 offices of different levels cover almost all districts and municipalities of the Moscow region. In 2003, new offices were opened in Dzerzhinsky, Bronnitsy, Podolsk, Sergiyev Posad and Chekhov which supplemented the existing network.

The Bank continues to expand to other regions. In the last year, Vozrozhdeniye opened a new branch in Tula, offices in Nizhniy Novgorod, Saransk, and Semikarakorsk in the Rostov-on-Don region.

Vozrozhdeniye also opened a new representative office, the North-Western Regional Center, based in St. Petersburg. The Center is in charge of further development of the branch network in the North-West of Russia. It will help to strengthen the position of the Bank in this area, to facilitate the effective financial flows and resources of the Bank, and to expand the influence of the Bank on the local markets and the new regions of the North-West.

In the year under review, our regional development also included arranging additional network points in post offices within a general cooperation agreement between the Bank and the Federal Post Service. The low costs of opening these subdivisions and their high effectiveness encourages us to expanding the number of post office-based offices. The Bank is planning to add new offices of this kind to the existing network in Volgodonsk, Novorossiysk, Rostov-on-Don, and Stavropol.

Vozrozhdeniye plans for the further regional branching on the following basic principles:

- optimization of costs for maintaining the existent network and for setting up new offices;
- prudent and pragmatic approach toward establishing new branches and offices;
- minimization of risks, guaranteed repayment, and effectiveness of resource utilization, accomplishment of standard profitability level and standard revenue/expense ratio;
- offering of a standard product range adjusted to regional specifics, further development of delivery means;
- a uniform and effective system of operational control, financial planning, results analysis, and strict risk control;
- employment of standardized technology on the basis of the single centralized automation system for all Bank offices;
- supporting transparency and openness of branches activities.

Number of payment transactions, thousands


4,800
3,600
2,400
1,200
0
2002
2003

Share of electronic payments in aggregate settlements volume


45
36
27
18
9
0
2002
2003

Cash volume, RUR in thousands


125,000,000
100,000,000
75,000,000
50,000,000
25,000,000
0
2002
2003

Information and Banking Technologies. To meet the international service standards, Vozrozhdeniye takes regular steps aimed at complex development technological and informational means and techniques. This means upgrading bank automation, substantially accelerating settlement operations and establishing new convenient channels of product delivery.

In 2003, the Bank improved its corporate database, developing the technology of collecting and processing individual client information which facilitates updating the information base of corporate clients. The centralized informational system allows the Bank to provide services in all offices, regardless of where the customer's account was opened.

In 2003, to guarantee reliability and effectiveness of client payment information exchanges between the Center and the branches and other offices, the Bank linked all Bank branches to a centralized information and computer network. Special complex software helps to provide high-quality services for the clients.

In 2003, the Bank introduced the new version of the BOD software product (Banking Operation Day) for the branches, which will help to reduce risks of information processing delays.

To provide high-quality client servicing in automated mode and reduce risks, the Bank keeps good control of all IT-systems, using special monitoring programs that secure protection all communication channels, including those with VISA, MasterCard and Union Card payment systems, ATM and branch networks.

Internal Control System. Present economic situation is characterized by increasing transaction volume, developing markets and growing complexity. Rising to these challenges in very competitive environment, the Bank's governance and management system should meet international standards.

The Bank has developed an effective and efficient system of management and control, which covers the whole business spheres and is constantly being upgraded.
Management and control systems ensure the effectiveness of financial and economic activities, reliability, completeness, objectivity and timeliness of accounting and bookkeeping, safety and protection of confidential information of the Bank, the effective management of assets and liabilities and reduction of risks.
Internal control is provided by the Bank's management committees, the Auditing commission and by trained and qualified personnel.

The Bank has an established Internal Audit department which audits and supervise the whole control system. Financial control and control of expenditures is based on approved internal procedures. The Bank plans and monitors the performance and effectiveness of particular businesses, service and selling channels.

Information Availability and Business Transparency. One of the most important factors supporting the client's confidence in the Bank is its openness and transparency. Quarterly financial reports of the Bank are regularly published in media, as well as presented on the official web-site of the Bank of Russia.

Since 1992, Vozrozhdeniye Bank has been audited annually according to International Accounting Standards. The Bank publishes its IAS financial reports, which allows both customers and shareholders to evaluate the Bank's activities in accordance with business rules accepted all over the world. This financial information is available on Russian and English pages of the Bank's corporate web-site.

All data on the Bank and its services are presented in the Internet at http://www.vbank.ru. Subscription for news items is available on the site as well. Completeness and confidence of the information made the Bank the 2003 laureate of the corporate web-site contest organized by RTS Stock Exchange and the magazine Rynok tsennih Bumag (Securities Market).

Customers and investors can receive information on the Bank's development in the published quarterly and annual reports which are distributed in the Bank offices.

The Bank regularly reports its plans and new products in mass media. According to Informational Openness Rating published by the well-known international company Standard & Poor's, Vozrozhdeniye was included in the group of 5 leading Russian banks.

Human Resources Management. The Bank's achievements are due to the professionalism of our employees. The Bank's HR management policy is aimed at supporting the successful implementation of the Bank's strategy. The most important factors are professional training and maintaining positive atmosphere among our employees.

HR management policy of the Bank is based on employing and selecting the most qualified professionals and providing appropriate working conditions, including motivation and material rewards, promotion and effective training. By the end of 2003, the Bank employed more than 4,200 people. We have always viewed meeting international employment standards as a most important factor of our development, which helps strengthening the Bank's position on the Russian financial market.

The Bank training system is provided to all members of staff, including top-management.

In the past year, the Bank realized a number of training programs for management and selected staff of the Head Office, branches and other offices. These courses and seminars covered effective management, customer relations, effective presentations of bank services and products, and management communications. We have ongoing workshops where members of the staff discuss their experience.

More than 1,500 employees attended professional training courses during the year.

Close relations of Vozrozhdeniye Bank with the leading economic schools in Russia help the Bank to develop its professional potential and efficiency. During 2003, more than 40 students of the Finance Academy under the government of Russian Federation, Plekhanov Academy, State Management University, Moscow Banking School and other educational institutions were involved in training at the Bank. Many of the probationers and student trainees stay to work in the Bank after graduation.

The priorities of the HR management for 2004 are the improvement of the senior staff reserve training and recruitment, implementation of the more effective HR practices, improvement of motivation programs and further development of social support programs for staff.

Public Activities and Community Involvement. The Bank continues its charity and social policy activities, aimed at solving particular social problems.

Last year, Vozrozhdeniye have provided support for a number of hospitals and organized a media subscription for Second World War veterans.

The Bank supported the publication of a special atlas for blind children.

Vozrozhdeniye contributes to education, supporting schools and gymnasiums, and providing scholarships. The Bank retains close relations with the Finance Academy under the government of Russian Federation and the President of the Bank chairs the Trustee Board of the Academy. The Board took an active part in the preparation of the Finance Academy's 85th anniversary.

We pay much attention to the development of sports. In 2003, the Bank helped to organize chess tournaments in the Moscow region, provided substantial support to many sports clubs, and to the public non-profit organization Football Without Borders.

The charity and social policy plans of the Bank for this year include further support of the public health organizations, education, promotion of various kinds of sports, and assistance for gifted young people.

VOZROZHDENIYE BANK

Elaborate strategy, vision and enterprising spirit, prudent and efficient management are the sources of steady growth of Vozrozhdeniye Bank. The basic prerequisites of the Bank's stability are developmental dynamics, its innovative policies, ability to meet challenges from the changing environment, permanently expanding network of the customer relations.

* **stability** (n) [stabilus (Latin)] firmness; steadiness; permanence:... the state or quality of being steady, firmly fixed or evenly balanced;... capacity of an object or system to resist to challenges from environment; ability of an object to recover equilibrium after being disturbed...

(Oxford Advanced Dictionary of Current English)

Financial Reports

INDEPENDENT AUDITOR'S REPORT
on the published annual report forms of the Open Joint-Stock Company Bank "Vozrozhdeniye".

For the attention of the shareholders of the Open Joint-Stock Company Bank "Vozrozhdeniye":

- We have conducted the accompanying published annual report forms of the Open Joint-Stock Company Bank Vozrozhdeniye (hereinafter referred to as the Bank) for the period of the Bank's activity starting January 1 and ending December 31, 2003. In accordance with the Directive of the Bank of Russia No. 1270-У dated April 14, 2003 "On credit organizations' and banking/consolidated groups' published reports", the Bank's published annual report forms comprise the Balance Sheets, the Income and Expense statement, the cash flow data, the information on capital adequacy ratio, and on provisions for loans and other assets (hereinafter all reports are collectively referred to as "the published annual report forms"). The published annual report forms have been prepared by the management of the Bank on the basis of the accounting reports drawn up in accordance with the legislation and normative acts of the Bank of Russia. The published annual report forms prepared on the said basis essentially differ from financial reports standards, in particular in respect of valuation of assets and capital, recognition of obligations and disclosure of information.
- Preparation and submission of the published annual report forms is the responsibility of the management of the Bank. Our responsibility is to express the opinion, based on our audit, on proper preparation of data contained in the published annual report forms, in all material respects, and on compliance of the book-keeping with the legislation of the Russian Federation and with normative acts regulating activity of credit organizations in the Russian Federation for the purposes of drawing up published annual report forms.
- We conducted our audit in accordance with:
  - the Federal Law No. 119-ФЗ, dated August 7, 2001 "On Auditing Activity";
  - the Federal Law No. 395-1, dated December 2, 1990 "On Bank and Banking Activity";
  - the Federal Rules (Standards) of Auditing Activity, approved by the Resolution of the Government of the Russian Federation No. 696 dated September 23, 2002;
  - the amendments to the Federal Rules (Standards) of Auditing Activity, approved by the Resolution of the Government of the Russian Federation No. 405 dated July 4, 2003;
  - the Rules (Standards) of Auditing Activity, approved by the Presidential Audit Committee;
  - normative acts of the Bank of Russia regarding credit organizations activity;
  - normative acts of the Bank of Russia regarding audit of credit organizations, in the part that does not contradict the legislation on auditing activity regulation;
  - International Standards on Audit;
  - Internal auditing standards.

In accordance with requirements of the Russian legislation our audit has been planned and conducted so as to obtain reasonable assurance that the published annual report forms do not contain material misstatements. In accordance with requirements of the Russian legislation our audit was conducted on a selective basis and included examining, on a test basis, evidence supporting the amounts and disclosures in the published annual report forms of the information on financial-economic activity, evaluating principles and methods of book-keeping and rules of preparation of published annual report forms, defining the main assessed values received by the management of the Bank, as well as evaluating the overall published annual report forms presentation, the management quality and the status of the Bank's internal control, in the part that is related to the accompanying published annual report forms preparation. We believe that our audit conducted in accordance with requirements of the Russian legislation provides a reasonable basis for our opinion on proper preparation of the published annual report forms in all material respects and on compliance of the book-keeping with the legislation of the Russian Federation for the purposes of drawing up published annual report forms.

- In the published forms of the Bank's Annual Report the retained earnings reflected according to the line 31 of the Balance Sheets "Retained profit" is overrated, and the distributed profit reflected according to the line 30 of the Balance Sheets "Distributed profit (dividends excluded)", and other liabilities reflected according to the line 20 of the Balance Sheets "Other liabilities", are underrated to the amount of 49 737,000 RUR.
- In our opinion, apart from the factor mentioned in the previous paragraph, the published form of the Open Joint-Stock Company Bank Vozrozhdeniye accompanying this Auditor's Report present fairly, in all material respects, the financial position of the Bank as of January 1, 2004, and results of its financial-economic activity for the period starting January 1 and ending December 31, 2003, in conformity with the normative acts of the Russian Federation applicable to the credit organizations activity.

April 28, 2004

Director of the Closed Joint-Stock Company PricewaterhouseCoopers Audit, E. V. Filippova
Auditor (the certificate of competence No. 012476, Issued October 27, 1998, Valid until October 27, 2004) O. B. Krymova

Balance Sheets of the Public Joint-Stock Company Bank Vozrozhdeniye

RUR, thousands

No	Name of item	On 01.01.2004
1	2	3
I	**ASSETS**	
1.	Cash and balances with the Central Bank of Russia	4,171,546
2.	Mandatory cash reserves with the Central Bank of Russia	1,548,496
3.	*Due from banks on settlement accounts less provisions for respective losses (item 3.1 – 3.2)*	1,230,150
3.1.	Due from banks on settlement accounts	1,243,141
3.2.	Provisions for respective losses	12,991
4.	Securities held for trading, net of provisions (item 4.1 – 4.2)	145,561
4.1.	Securities held for trading	145,561
4.2.	Devaluation provisions and provisions for respective losses	0
5.	Lending to customers and banks	18,255,527
6.	Provisions for credit losses	620,608
7.	*Lending to customers and banks, net of provisions (item 5 – 6)*	17,634,919
8.	Accrued interest receivable (including arrears)	108,661
9.	Securities for investment, net of provisions (item 9.1 – 9.2)	130,924
9.1.	Securities held for investment	133,889
9.2.	Provisions for respective losses	2,965
10.	Fixed assets–premises, equipment, material stock, and intangible assets	1,126,760
11.	Securities for sale, net of Provisions (item 11.1 – 11.2)	226,897
11.1.	Securities for sale	226,897
11.2.	*Devaluation provisions and provisions for respective losses*	0
12.	Prepaid expenses – non-banking activities adjusted to accrued interest expense	73,803
13.	Other assets less provisions for losses (item 13.1 – 13.2)	156,591
13.1.	Other assets	157,641
13.2.	Provisions for losses	1,050
14.	*Total assets: (item 1 + 2 + 3 + 4 + 7 + 8 + 9 + 10 + 11 + 12 + 13)*	26,554,308
II	**LIABILITIES AND SHAREHOLDERS' EQUITY**	
15.	Loans from the Central Bank of Russia	0
16.	Due to banks	94,005
17.	Due to customers	21,600,942
17.1.	Thereof private customers deposits	10,275,082
18.	Deferred income – non-banking activities	1,105
19.	Debt instruments	917,124
20.	*Other liabilities*	1,441,487
21.	Provisions for contingent liabilities and other banking risks, and for receivables on offshore transactions	0
22.	Total liabilities: (item 15 + 16 + 17 + 18 + 19 + 20 + 21)	24,054,663
III	**SHAREHOLDERS' EQUITY**	
23.	Authorized share capital (item.23.1 + 23.2 + 23.3)	200,432
23.1.	Thereof ordinary shares	167,488
23.2.	Thereof preference shares	32,944
23.3.	Unregistered share capital of private bankers	0
24.	*Reprurchased shares with Treasury*	0
25.	Share premium	1,418,691
26.	Statutory reserves and loss carried forward	399,891
27.	Fixed assets revaluation reserve	444,069
28.	Profit (loss) for the year	100,140
29.	*Dividends from current year profit*	0
30.	Distributed profit (dividends excluded)	379
31.	Retained profit (item 28 – 29 – 30)	99,761
32.	*Expense and risk allowance to capital*	63,199
33.	Total shareholders' equity (item 23 – 23.3 – 24 + 25 + 26 + 27 + 31 – 32 – to profitable lending agencies), (item 23 – 23.3 – 24 + 25 + 26 + 27 + 28 – 32 – to unprofitable lending agencies)	2,499,645
34.	Total liabilities and shareholders' equity: (item 22 + 23.3 + 33)	26,554,308
IV	**OFF-BALANCE LIABILITIES**	
35.	*Irrevocable commitments*	4,116,727
36.	Guarantees issued	988,671

No trust management operations were conducted.

Chairman of the Managing Board of the Vozrozhdeniye Bank — D. L. Orlov

Chief Accountant of the Vozrozhdeniye Bank — A. A. Novikova

Income and Expense Statement of the Public Joint-Stock Company Bank Vozrozhdeniye

RUR, thousands

No	Name of item	During 2003
1	2	3
	Interest and similar income:	
1.	Interest income on loans and advances to banks	57,286
2.	Interest income on loans and advances to customers	2,024,953
3.	Current income from leasing operations	0
4.	Interest income from securities	73,210
5.	Other interest and similar income	8,410
6.	Total interest and similar income (item 1 + 2 + 3 + 4 + 5)	2,163,859
	Interest and similar expenses:	
7.	Interest expenses and liabilities to banks, including loans and deposits	34,558
8.	Interest expenses and liabilities to customers, including loans and deposits	923,663
9.	Interest expenses on certificated liabilities	103,828
10.	Rental costs	100,637
11.	Total interest and similar expenses (item 7 + 8 + 9 + 10)	1,162,686
12.	Net interest and similar income (item 6 – 11)	1,001,173
13.	Fee and commission income	682,862
14.	Fee and commission expenses	48,900
15.	Net fee and commission income (item 13 – 14)	633,962
	Other ordinary income:	
16.	Income from foreign exchange, including currency translation gains	3,484,383
17.	Income from securities and precious metals, gains on disposal of fixed assets, positive mark-to market adjustments to securities and precious metals	390,777
18.	Dividend income	3,545
19.	Other current income	1,470,619
20.	Total other current income: (item 16 + 17 + 18 + 19)	5,349,324
21.	Net operating income: (item 12 + 15 + 20)	6,984,459
	Other ordinary expenses:	
22.	Personnel expense	853,058
23.	Occupancy and maintenance, depreciation of fixed assets and other administrative expenses	534,049
24.	Expenses on foreign exchange, including currency translation losses	3,342,070
25.	Expenses on securities and precious metals, losses on disposal of fixed assets, negative mark-to market adjustments to securities and precious metals	445,261
26.	Other current expenses	1,387,030
27.	Total other current expenses: (item 22 + 23 + 24 + 25 + 26)	6,561,468
28.	Gross operating profit (item 21 – 27)	422,991
29.	Provision for credit losses, net	313,059
30.	Provisions for securities depreciation and for credit loses, net	0
31.	Other provisions, net	9,792
32.	Profit before extraordinary items: (item 28 – 29 – 30 – 31)	100,140
33.	Extraordinary income, net	0
34.	Profit before taxation (item 32 + 33)	100,140
35.	Tax on profit	0
36a	Exceptional expenses, net of tax	0
37.	Profit (loss) for the year: (item 34 – 36a)	100,140

Chairman of the Managing Board of the Vozrozhdeniye Bank — D. L. Orlov

Chief Accountant of the Vozrozhdeniye Bank — A. A. Novikova

Statement of Cash Flows of the Public Joint-Stock Company Bank Vozrozhdeniye

RUR, thousands

No	Name of item	In 2003
1	2	3
I.	**Bank cash flows resulting from operating activities**	
1.	Interest income	2,163,859
2.	*Interest expenses*	1,162,686
3.	Fee and commission income	682,862
4.	Fee and commission losses	48,900
5.	Income from foreign exchange	242,131
6.	Income from securities and precious metals, gains on disposal of fixed assets	303,961
7.	Expenses on foreign exchange	101,282
8.	Expenses on securities and precious metals, losses on disposal of fixed assets	404,642
9.	*Dividend income*	3,545
10.	Other operating income	1,470,619
11.	Other ordinary expenses	2,774,137
12.	Exceptional expenses, net of tax	0
13.	Total income / expenses: (item 13.1 + 13.2)	67,153
13.1.	Income / expenses (item 1 – 2 + 3 – 4 + 5 + 6 – 7 – 8 + 9 + 10 – 11 – 12)	375,330
13.2.	Change in income / expenses	– 308,177
14.	*Outgoing of profit in a budget, for charitable and other purposes*	3,196
15.	Bank funds flow as a result of operating activities before taking change of quick assets and liability into account (item 13 + 14)	70,349
Change of quick assets		
16.	Mandatory cash balances with the Central Bank of Russia	–561,942
17.	Due from banks on settlement accounts	–6,984
18.	Securities held for trading	1,104,761
19.	*Debts and similar expenses*	– 7,091,464
20.	Other assets	–19,982
Change of current liabilities		
21.	Loans from the Central Bank of Russia	–450,518
22.	Liabilities to banks	– 1,014,964
23.	Customer accounts	8,785,343
24.	Other liabilities	1,262,764
25.	*Bank funds inflow / outflow as a result of day-to-day operating activities, net* (item 16 + 17 + 18 + 19 + 20 + 21 + 22 + 23 + 24)	2,007,014
26.	Bank funds inflow / outflow as a result of operating activities, net (item 15 + 25)	2,077,363
II.	**Bank cash flows resulting from investment activities**	
27.	Premises, equipment, intangible and other fixed assets	– 260,884
28.	Securities held for investment	– 99,383
29.	Securities held for trading	1,441,338
30.	*Bank funds inflow / outflow as a result of investment activity, net (item 27 + 28 + 29)*	1,081,071
III.	**Bank cash flows resulting of finance activities**	
31.	Authorized share capital	55,000
32.	Shares repurchased for Treasury	0
33.	Share premium	935,000
34.	Funds and income retained	278,361
35.	Dividends from current year profit	2,589
36.	*Debt instruments*	– 402,909
37.	Bank funds inflow / outflow as a result of financing activities, net (item 31 + 32 + 33 + 34 + 35 + 36)	868,041
38.	Positive / negative margin from revaluation of currency valuables, securities and precious metals; fixed assets revaluation reserve; accrued and other funds	17,566
39.	Bank funds and their equivalents inflow / outflow, net (item 26 + 30 + 37 + 38)	4,044,041
40.	Total funds at the beginning of accounting period	1,439,991
41.	Total funds at the end of accounting period (item 39 + 40)	5,484,032

Chairman of the Managing Board of the Vozrozhdeniye Bank — D. L. Orlov

Chief Accountant of the Vozrozhdeniye Bank — A. A. Novikova

Information on Capital Adequacy Ratio, Problem Loans and Other Assets Provision

Name of item		on 01.01.2004
1	2	3
1.	Actual value of capital adequacy (%)	14.3
2.	Standard value of capital adequacy (%)	10.0
3.	Size of the bank's capital, absolute value, RUR, thousands	3,036,346
4.	Provisions for loan losses, RUR, thousands	509,861
5.	Loan losses, net, RUR, thousands	620,608
6.	Provisions for losses, RUR, thousands	17,006
7.	Losses, net, RUR, thousands	17,006

Chairman of the Managing Board of the Vozrozhdeniye Bank D. L. Orlov

Chief Accountant of the Vozrozhdeniye Bank A. A. Novikova

In the opinion of the independent audit organization Closed Joint-Stock Company PricewaterhouseCoopers Audit, apart from the factors mentioned below, the Balance Sheets, the Income and Expense statement, the cash flow data and the information on the capital adequacy level, on the size of reserves for covering doubtful loans and other types of assets present fairly in all material respects the financial position of the Joint-Stock Company Bank Vozrozhdeniye as of January 1, 2004 in conformity with the Russian legislation requirements.

The factors, apart from which the adequacy of the published forms of the annual report is confirmed, include the following: the retained earnings reflected according to the line 31 of the Balance Sheets "Retained profit" is overrated, and the distributed profit reflected according to the line 30 of the Balance Sheets "Distributed profit (dividends excluded)", and other liabilities reflected according to the line 20 of the Balance Sheets "Other liabilities", are underrated to the amount of 49 737,000 RUR.

The detailed information on the audit results, including the above-mentioned data, is contained in the independent auditor's report on the credit organization's published annual report forms of January 1, 2004.

PricewaterhouseCoopers Audit ZAO

License No: E000376
Granted by the Ministry of Finance of Russian Federation on May 20, 2002, for 5 years

Richard Buski, Head of PricewaterhouseCoopers Audit ZAO

Elizaveta V. Filippova, Director
(authorized to sign the Independent Auditor's Report on the basis of the Power of Attorney dated June 20, 2003)

April 28, 2004

FINANCIAL STATEMENTS AND MANAGEMENT QUALITY ANALYSIS

Key Financial Data

RUR, thousands

	01.01.2004	01.01.2003
Total assets		
At the end of the year (net)	26,554,308	17,288,216
Average for the year (net)	21,319,312	14,423,007
Interest-earning assets		
At the end of the year (net)	18,627,985	13,994,256
Average for the year (net)	16,200,090	11,806,326
Net lending to customers and banks		
At the end of the year	17,634,919	10,758,798
Average for the year	14,236,661	9,632,457
Current investments		
At the end of the year	372,458	2,918,557
Average for the year	691,755	1,888,503
Provisions for possible losses, including loan losses	637,614	324,126
Capital		
At the end of the year	3,036,346	1,532,872
Average for the year	2,214,411	1,414,676
Customer accounts and deposits		
At the end of the year	22,612,071	15,695,119
Average for the year	18,203,810	13,280,672
Gross operating profit	422,991	411,967
Profit / loss	100,140	308,177

Revenue structure, %


100
80
60
40
20
0
2002
2003
lendings
security operations
foreign currency operations
commission fees
provision accounts recovery
other

In calculations and financing information we used the data from the Balance Sheets and the Income and Expense Statement of the Public Joint-Stock Company Bank Vozrozhdeniye confirmed by the Non-Public Joint-Stock Company PricewaterhouseCoopers Audit, apart from the factors connected with the delay in accordance with the approved provisioning schedule on the loan to Moskvitch Public Joint-Stock Company.

Comments to the Balance Sheets and Income and Expense Statement of Vozrozhdeniye Bank

The financial statements of the Bank are in accordance with the relevant laws of the Russian Federation.
The financial statements are presented up in Russian rubles.
Assets and debts denominated in foreign currencies are translated into rubles at the official exchange rates on the transaction date.
At December 31, 2002, the RUR/USD exchange rate was 31.7844, and the RUR/EUR exchange rate 33.1098.
At December 31, 2003, the RUR/USD exchange rate was 29.4545, and the RUR/EUR exchange rate 36.8240.

Commission fees, RUR in thousands


750,000
600,000
450,000
300,000
150,000
0
2002
2003
cash transactions
guarantees issued
collections and encashment
other transactions
settlements

Premises, equipment and intangible assets are carried out at cost less accumulated depreciation. According to the Regulation No. 205-П of the Bank of Russia (in operation since December 25, 2002) the accounting of fixed and intangible assets has been altered since January 1, 2003.
The Bank's profits and losses on foreign currency transactions are included in the accounting at the exchange rate for the day of the profit / loss registration. Profits and losses resulted from adjustment of the foreign exchange assets are included in the profits and losses of the currency transactions.
As used in this Annual Report, the abbreviations "RUR" refers to Russian rubles, "USD" to US dollars and "EUR" to euros.

The Income and Expense Statement contains financial results of the Bank's activity in the accounting year.
The Bank's activity in 2003 was focused on the efficient use of its own and borrowed funds.
Lending and similar operations remain the main business of the Bank. As a result, the Bank reported net interest income of RUR 1,001,173,000 in 2003.
One of the Bank's priorities is increasing the quality and expanding the spectrum of services delivering non-interest income. In 2003 the net commission revenues were 633,962,000 rubles – almost 50% more than in 2002.
The Bank's financial results for 2003 are positive, income exceeded expenses, and there was a sufficient level of profitability of all operations. The Bank's profit in 2003 reached 100,140,000 rubles.
Interest earning assets, deposits, and average balances were calculated on the basis of the methodology developed by the Bank.
Equity capital and reserves were calculated in accordance with the Central Bank of Russia's Instruction Letter No. 1.

Summary of 2003 Results

The Key Financial Data table reflects changes of the principal figures of 2003 in comparison to 2002.

The successful activity of Vozrozhdeniye Bank led to a significant improvement in results at the end of 2003. The Bank's equity capital calculated in conformity with Russian Accounting Standards doubled, reaching 3,036,346,000 rubles. The essential capital expansion was the result of the seventeenth issuance of the Bank's shares, which increased the authorized capital by 55,000 rubles, plus a share premium of 935,000 rubles. The Bank's net assets continued to expand in 2003, increasing by 50%, and totaled 26,554,308,000 rubles at year end.

Within the Bank's assets structure, interest income yielding assets grew by 33% in 2003, with performing assets being 70% of total assets. Asset growth was mainly generated by rapid expansion of the lending portfolio, 64% above the previous year. In the year under review, the Bank reduced investments in securities through sales of the Treasure foreign currency bonds sales (OVGVZ). On January 1, 2004 the amount of current investments in securities was 372,458,000 rubles.

In 2003, the net current income calculated prior to deduction of provisions for asset losses increased slightly and reached 422,991,000 rubles. The growth of assets and the Bank's conservative policy ensured a high level of reserve funds. Total provisions for possible losses were almost two times higher than in 2002 (637,614,000 rubles on January 1, 2004, and 324,126,000 on January 1, 2003), reducing profits in comparison to the previous year. However, net profit was 100,140,000 thousand rubles, compared with 308,177,000 rubles profit in 2002.

Assets, RUR in thousands


28,000,000
24,500,000
21,000,000
17,500,000
14,000,000
10,500,000
7,000,000
3,500,000
0
1.01.2003
1.01.2004
Interest earning assets
Other assets

Asset Quality and Credit Risk Management

Interest-earning Assets

	01.01.2004		01.01.2003	
	RUR in thsnd.	share, %	RUR in thsnd.	share, %
Lending to corporate customers				
Short-term loans, including discounted bills and notes	**15,411,111**	**82.7**	**6,851,553**	**49.0**
RUR	12,580,871	67.5	4,825,821	34.5
Foreign currency	2,830,240	15.2	2,025,732	14.5
Long-term loans	**2,007,103**	**10.8**	**1,759,838**	**12.5**
RUR	1,069,422	5.8	661,760	4.7
Foreign currency	937,681	5.0	1,098,078	7.8
Past due loans	**118,649**	**0.6**	**11,104**	**0.1**
RUR	118,649	0.6	11,104	0.1
Foreign currency	0		0	
Total lending to corporate customers	**17,536,863**	**94.1**	**8,622,495**	**61.6**
Lending to private customers				
RUR	246,591	1.3	907,196	6.5
Foreign currency	115,015	0.6	69,624	0.5
Past due loans in RUR	480	0	3	0
Past due loans in foreign currency	30		10	0
Total lending to private customers	**362,116**	**1.9**	**976,833**	**7.0**
Lending to banks				
RUR	47,690	0.3	1,195,098	8.5
Foreign currency	308,858	1.7	281,273	2.0
Past due loans in RUR	0		0	
Total lending to banks	**356,548**	**2.0**	**1,476,371**	**10.5**
Short-term securities investments				
RUR	302,643	1.6	0	
Foreign currency	69,815	0.4	2,918,557	
Total short-term securities investments	**372,458**	**2.0**	**2,918,557**	**20.9**
Total interest-earning assets	**18,627,985**	**100.0**	**13,994,256**	**100.0**
RUR	14,366,346	77.1	7,600,982	54.3
Foreign currency	4,261,639	22.9	6,393,274	45.7

Equity capital, RUR in thousands


3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1.01.2003
1.01.2004
Nominal authorized capital
Equity capital

Net credits, RUR in thousands


20,000,000
16,000,000
12,000,000
8,000,000
4,000,000
0
1.01.2003
1.01.2004

The Bank's operating assets support all banking services for all market sectors. The major part of operating assets, 77,1%, are aremade denominated in Russian ruble.

Loans comprise 98% of interest-earning assets, including 94% which are loans to corporate customers. As of January 1, 2004 the total volume of loans to corporate customers was 17, 536, 863,000 rubles, twice previous year, (8, 622, 495,000 rubles as of January 1, 2003.).

Since credit accounts for the biggest share of the Bank's assets, risks primarily depend on the quality of the lending portfolio..

The Bank's lending policy focuses on providing credits to the enterprises of value generating sectors and to that companies, which have a good, well-established financial standing. Diversification of credit risks is achieved by extending loans to borrowers independent of each other.

The Bank maintains a tight control of the credit process, this being a major factor in reducing credit risk. The Assets and Liabilities Management Committee, which meets regularly, reviews all types of risks. The Committee controls both balance sheet and, off-balance sheet as well as the maturity profile of operations. This Committee ensures the appropriate measure of profitability related to risks, develops policies to control each type of risks; agrees on the methodology for determining and calculating these risks. The Committee sets limits for various types of risks; approves measures to optimize assets and liabilities structure; and elaborates pricing policy for loans and investments.

The Credit and Investment Committee is responsible for formulating and implementing the Bank's lending policy and for credit transactions.

Interest-earning assets, %


100
80
60
40
20
0
1.01.2003
1.01.2004
short-term loans
long-term loans
loans to individuals
loans to banks
securities
overdue credits

The Bank has adopted the "Guidelines for the Management of the Bank's Funds Denominated in Rubles and Foreign Currencies" and strictly follows these regulations. The document sets forth our the Banks lending principles, respective procedures and due process of loan resources allocation.

The Bank pays serious attention to the management and minimization of all possible credit risks, especially for large loans. On January 1, 2004, the ratio of total of large loans, provided by the Bank, to its capital was 250,.6%, significantly less than the norm established by the Bank of Russia (maximum 800%). This ratio decreased from 386,.0% on January 1, 2003, to 250,.6% on January 1, 2004.

		Required ratio *(Central Bank of RF)*	Actual ratio, %
		01.01.2004	**01.01.2003**
Aggregate amount of large credit exposures / Capital and reserves (N7 Ratio)	**max. 800%**	**250.6**	**386.0**
Aggregate amount of exposures to insiders (including the off-balance sheet positions) / Capital and reserves (N10 Ratio)	**max. 2%**	**0.1**	**0.1**

Provision for Credit Losses

Loans by risk groups
as of Jan. 1, 2004, %


Group 1
92,6%
Group 2
6,6%
Group 3
0,5%
Group 4
0,3%

	2003	2002
	RUR, thousands	
Provisions for credit losses at the beginning of the year	316,901	322,754
Provisions for credit losses at the end of the year	620,608	316,901
Loans to customers and banks at the end of the year	18,255,527	11,075,699
Of which past due loans	119,159	11,117
Past due loans as a percentage of gross lending at year-end, %	0.6	0.1
Provisions for credit losses as a percentage of gross lending at year-end, %	3.40	2.86
Provisions for credit losses as a percentage of past due loans at year-end, %	5.2 times	28 times

USD exchange rate trends in 2003, RUR/USD


33.0000
32.5000
32.0000
31.5000
31.0000
30.5000
30.0000
29.5000
29.0000
28.5000
28.0000
1/1
1/2
1/3
1/4
1/5
1/6
1/7
1/8
1/9
1/10
1/11
1/12
1/1

One of the factors demonstrating high quality of the loan portfolio is the prevalence of group 1 loans – the highest level of reliability and the lowest level of risks according to the Bank of Russia classification.

Parallel to lending portfolio growth, the total amount of provisions in the accounting year has increased 1.6 times, greatly exceeding level of 2002. The share of loans of groups 1 and 2 made up 99.2% of the loan portfolio. The share of overdue credits is insignificant - 0.6% of all loans issued. This illustrates the Bank's increased margin of safety.

Currency risk

The Bank's foreign currency assets are predominantly nominated in US dollars. As dollar was gradually devaluating, the Bank preferred a short USD position. In measuring currency risk, the Bank takes into account the quality of assets denominated in each of the currencies, especially the quality of lending portfolio.

The existing currency risk is managed under centralized control for all branches and other divisions with appropriate limits. The strict adherence to established limits is closely controlled.

Liabilities and Liquidity Risk Management

Deposits

	01.01.2004		01.01.2003	
	RUR in thsnd	share, %	RUR in thsnd	share, %
Customers' accounts and deposits				
Corporate customers	**11,325,860**	**50.1**	**7,450,860**	**47.5**
RUR	7,685,579	34.0	6,044,909	38.5
Foreign currency	3,640,281	16.1	1,405,951	9.0
Individual deposits	**10,275,082**	**45.4**	**5,364,739**	**34.2**
RUR	6,247,113	27.6	2,581,166	16.4
Foreign currency	4,027,969	17.8	2,783,573	17.8
Total customer accounts and deposits	**21,600,942**	**95.5**	**12,815,599**	**81.7**
Deposits of financial institutions				
Corespondent accounts of banks	**94,005**	**0.4**	**103,368**	**0.6**
RUR	5,022	0	4,000	0
Foreign currency	88,983	0.4	99,368	0.6
Time deposits of financial institutions	**0**		**1,456,119**	**9.3**
RUR	0		1,045,834	6.7
Foreign currency	0		410,285	2.6
Total deposits by financial institutions	**94,005**	**0.4**	**1,559,487**	**9.9**
Other deposits				
Depositary certificates	**140,761**	**0.6**	**716,854**	**4.6**
RUR	140,761	0.6	716,854	4.6
Bills	**776,363**	**3.5**	**603,179**	**3.8**
RUR	659,212	3.0	328,881	2.1
Foreign currency	117,151	0.5	274,298	1.7
Total other deposits	**917,124**	**4.1**	**1,320,033**	**8.4**
Total deposits	**22,612,071**	**100.0**	**15,695,119**	**100.0**
RUR	14,737,687	65.2	10,721,644	68.3
Foreign currency	7,874,384	34.8	4,973,475	31.7

Structure of deposits, %


100
80
60
40
20
0
2002
2003
current accounts
individual deposits
bank correspondent accounts
bank deposits
deposit certificates
bills

The Bank's liabilities are characterized by the high level of diversification and, during 2003, included the Bank's equity capital, private individual savings and corporate customers' deposits, balances on their current accounts, and bills and certificates. The amount of the borrowings and deposits are the main source of active operations' finance. These funds increased during 2003 by 44% and reached 22,612,071,000 (15,695,119,000 as of January 1, 2003). The growth of the borrowed funds in rubles and foreign currency resulted in general from the expansion of the client base and service spectrum, as well as from increasing quality of services and delivery.

The growth of raised funds was mostly the result of the 90% growth of the individual deposits' volume, with their share in the total amount of deposits increasing from 34.2% to 45.4% (rising from 5,364,739,000 rubles as of January 1, 2003 to 10,275,082,000 rubles as of January 1, 2004). Corporate customers' accounts, increased by 50% in comparison to previous year, their share increasing marginally from 47,.5% to 50,.1% (7,450,860,000 rubles as of January 1, 2003 up to 11,325,860,000, as of January 1, 2004).

In 2003 volume of the funds raised in bills increased by 28.7%.

The "Liquidity Management and Evaluation Policy" of the Bank sets out the basic terms, purposes, procedures and methods of evaluation for liquidity management, and also assigns responsibilities in this sphere..

	Required ratio	Actual Ratio, %	
		01.01.2004	01.01.2003
Highly liquid assets / Liabilities repayable (N2 Ratio)	**min. 20 %**	**57.0**	**52.7**
Liquid assets / Aggregate amount of liabilities repayable on demand and liabilities with a remaining term to maturity of less than 30 days (N3 Ratio)	**min. 70 %**	**90.5**	**73.5**
Loans and guarantees with a remaining term to maturity of more than one year / Aggregate amount of capital and liabilities with a remaining term to maturity of more than one year (N4 Ratio)	**max. 120 %**	**57.9**	**29.6**
Liquid assets / Total assets (N5 Ratio)	**min. 20 %**	**40.8**	**36.0**

Liquidity of the Bank is always maintained at levels sufficient to fulfill all the liquidity requirements imposed ofset byup by the Central Bank of Russia. The "Quick liquidity ratio" (N2), "Current liquidity ratio" (N3), "Long-term ratio" (N4), and "Overall liquidity ratio" (N5). The performances of the Bank according to the "Quick liquidity ratio" (N2), "Current liquidity ratio" (N3), "Long-term liquidity ratio" (N4), and "Overall liquidity ratio" (N5) are wellareis all within the limits specified in the Central Bank of Russia's Instruction Letter No. 1 "On Regulation of Commercial Bank's Activity' as of October 1997" (consolidated text).

Liquidity risk management ensures the appropriate matching of asset and liability maturity structures. The Bank's Asset and Liability Committee is responsible for supervising all liquidity management activities.

Interest Rate Risk

Central Bank basic rate in 2003,
% per annum


30
25
20
15
10
5
0
1/1
1/2
1/3
1/4
1/5
1/6
1/7
1/8
1/9
1/10
1/11
1/12
1/1
2003
2002

With the inflation rate declining from 15% in 2002 to 12% in 2003, combined with the lower Central Bank basic rate and decreased market interest rates, the Bank pays serious attention to interest rate risk management to preserve interest margins at levels sufficient to cover operational costs and to generate profit.

The exposure to interest rate risk is reduced because the most part of commercial lending and business customer deposit agreements allows the Bank to change interest rates in line with market changes.

The Bank can thus react adequately to the shifting interest rate environment, protecting interest earnings.

Standard reference costs for borrowed funds are determined by the "General Principles for Management of the Bank's Funds" and approved by the Bank's Managing Board.

The Bank's Capital

Capital and Shares

	01.01.2004	01.01.2003
Capital, RUR, thousands	**3,036,346**	**1,532,872**
Capital per ordinary share, RUR	181.3	136.3
Market price / capital per share ratio	0.99	0.10
Market capitalization, RUR, thousands	3,014,776	146,571
Equity capital, RUR, thousands	**200,432**	**145,432**

Equity capital structure


Management
27,68%
Institutional investors
5,84%
Non-residents
11,36%
Individual Investors
6,69%
Corporate Investors
48,43%

According to the decision of the extraordinary shareholders meeting (Report No. 2 of February 21, 2003) the Bank has issued the seventeenth series of the Bank's shares: 5,500,000 of ordinary non-documentary registered shares of nominal value of 10 rubles each. The shares were distributed by public subscription. Issuing market price per share was 180 rubles, paid in RUR.

The issuance of new share series resulted into the authorised capital increase by 55,000,000 rubles, while the aggregate share premium made up 935,000,000 rubles.

As of January 1, 2004, the Bank had 8,213 shareholders of record.

The Bank's ordinary shares in the form of 550,000 American Depositary Receipts (ADRs) were listed on the stock exchanges in Berlin, Frankfurt and Stuttgart. The aggregate number of Vozrozhdeniye's ADRs, traded on these exchanges in 2003, was 516,000, with an average price of USD 1.92 per one ADR. During 2003 and at the beginning of 2004 the average price of an ADR rose from 1.53 USD to 10.77 USD. *Holders of ADRs owned 2.74% of the Bank's share capital as of January 1, 2004.*

Following the results of the Bank's activities in 2003, dividends were paid on all classes of shares:

- on common non-documentary registered shares and preferred convertible shares
  – at the rate of 5% of share face value,
- on preference non-documentary registered shares with fixed dividend
  – at the rate of 20% of share face value.

ADR Statistics - German Stock Exchanges, 2003 - 2004


1,000,000
100,000
10,000
1,000
100
10
1
15.00$
12.00$
9.00$
6.00$
3.00$
0.00$
April
May
June
July
August
September
October
November
December
January
February
March
April
Trading volume (units)
Price per ADR

VOZROZHDENIYE BANK

Devotion to its responsibilities, both economic and social, and responsiveness to society needs are characteristic for Vozrozhdeniye Bank. Co-operative spirit and strong interest in strengthening of Russian economy permeate the Bank's relations with customers and partners. Solidity of these relations, client-oriented policy, and proficient management are the basics of the Bank's business reputation.

*responsibility /n ... ...an ability to behave sensibly so that you can be trusted to do the right thing; ... a duty to serve others because of your position in society; ... ability to do something because it is morally right... Cf.: RESPONSIVENESS /n ... ability to react in an useful and helpful way...

(Longman Dictionary of Contemporary English)

INFORMATION FOR SHAREHOLDERS, INVESTORS AND CUSTOMERS

Governance Bodies of Vozrozhdeniye Bank

General Meeting of Shareholders

Supervisory Board

Managing Board

Chairman of the Managing Board (President)

Supervisory Board of the Vozrozhdeniye Bank

Yury M. Marinitchev
Chairman of the Supervisory Board (since 1994).
The Consumers' Co-operative Union of Moscow Region, Chairman of the Board.

Dmitry L. Orlov
Deputy Chairman of the Supervisory Board (since 1994),
Chairman of the Bank's Managing Board.

Boris E. Borin
Member of the Supervisory Board (since 2001),
General Director, Elektrostal Metallurgical Industries, Elektrostal

Alexander I. Goyev
Member of the Supervisory Board (since 2002),
General Director, Zverev Mechanic Industries, Krasnogorsk

Lyudmila A. Goncharova
Member of the Supervisory Board (since 1996),
Deputy Chairperson of the Managing Board,
Vozrozhdeniye Bank

Nikolay Y. Demin
Member of the Supervisory Board (since 2000),
General Director, Eksima Trade Company

Alexander V. Dolgopolov
Member of the Supervisory Board (since 1997),
Deputy Chairman of the Managing Board,
Vozrozhdeniye Bank

Nikolay S. Zatsepin
Member of the Supervisory Board (since 1994),
General Director, Mozhaisk Wholesale and Retail Trade Company

Valentina M. Kabanova
Member of the Supervisory Board (since 1994),
Volokolamsk Branch head Manager,
Vozrozhdeniya Bank

Zinaida G. Kulikova
Member of the Supervisory Board (since 2002),
Stupino Branch Head Manager,
Vozrozhdeniya Bank

Otari L. Margania
Member of the Supervisory Board (since 2003),
Advisor to the Chairman of the Supervisory Board,
Open Joint-Stock Company Promyshlenno-stroitelniy Bank

Rustam M. Usmanov
Member of the Supervisory Board (since 2002),
General Director, Almazyuvelirexport

Managing Board

Dmitry L. Orlov
Chairperson of the Bank's Managing Board, President

Lyudmila A. Goncharova
Deputy Chairperson of the Managing Board

Tatiana E. Gavrilkina
Deputy Chairperson of the Managing Board,
Head of the Financial Department

Alexander V. Dolgopolov
Deputy Chairperson of the Managing Board,

Mark M. Nakhmanovich
Deputy Chairperson of the Managing Board

Yuriy I. Novikov
Deputy Chairperson of the Managing Board

Nikolay D. Orlov
Deputy Chairperson of the Managing Board

Dmitriy A. Strashok
Deputy Chairperson of the Managing Board

Alexander A. Bolvinov
Head of the Personnel Department

Tamara I. Luzhina
Deputy Head of the Financial Department

Oleg V. Kharlamov
Head of the Administrative Department

Corporate Audit Committee

Viktor A. Afonin
Chairman of the Audit Committee, Deputy General Director of AlmazYuvelirExport

Tamara N. Lapinskaya
Deputy Head of the Planning and Analysis Department, Bank Vozrozhdeniye

Svetlana A. Markina
Chief Internal Ledger Accountant, Bookkeeping and Account Department, Bank Vozrozhdeniye

Natalya A. Romanenko
Head of the Monitoring Section of he Corporate Development Department, Bank Vozrozhdeniye

Branch and Office Directory

Moscow

Central Branch.
Branch manager: Mikhail T. Goghia.
Main office: Luchnikov Per. 7/4, bldg. 1, Moscow, GSP-9, 101999. Tel.: (095) 929-18-82

Ilyinsky Branch.
Branch manager: Vakhtang Y. Djariani.
Main office: Leningradsky Prosp. 7, Moscow, 125040. Tel.: (095) 725-61-37

Ostankinsky Branch.
Branch manager: Natalia V. Barkhotkina.
Main office: Obraztsova Ul. 31, Bldg. 2, Moscow, 127018.Tel.: (095) 289-11-66

Ulyanovsky Branch.
Branch manager: Alexander V. Bolohvitin.
Main office: Vesyolaya Ul. 33, block 4, Moscow, 115541. Tel.: (095) 321-13-11
District offices: Sovetskaya Ul. 50, 142700, Vidnoye. Tel.: (095) 541-78-45;
Gorky Kolkhoz Building,140714, Molokovo. Tel.: (095) 549-11-30
Cash office: 142715, Maloye Vidnoye. Tel.: 8-916-588-60-89

Moscow region

Bronnitsy Branch.
Branch manager: Zinaida N. Shepeleva.
Main office: Novo-Bronnitskaya Ul., 52, 140170, Bronnitsy. Tel.: (095) 950-84-85
Cash office: Komsomolskiy per., 53, bldg. 1, 140170, Bronnitsy. Tel.: (246) 6-89-39

Chekhov Branch.
Branch manager: Raisa P. Petrykina.
Main office: Chekhova Ul. 22, 142300, Chekhov,
Cash office: Vishnyoviy Blvd, 8, 142300, Chekhov, Tel.: (272) 3-53-46

Dmitrov Branch.
Branch manager: Vitaly M. Soloviov.
Main office: Sovetskaya Pl. 1, 41800, Dmitrov, Tel.: (095) 993-93-42
District offices:
Karla Marxa Ul. 17, 141900, Taldom, Tel.: (220) 2-00-31
Leningradskaya Ul. 27, 141980. Dubna.

Domodedovo Branch.
Branch manager: Tatiana A. Fomicheva.
Main office: Kashirskoye Shosse 54a, 142040, Domodedovo. Tel.: (095) 546-87-50

Egorievsk Branch.
Branch manager: Lyudmila V. Baykova.
Main office: Sovetskaya Ul. 106/5,140300, Egorievsk. Tel.: (240) 4-33-92

Elektrostal Branch.
Branch manager: Natalia A. Gnedkova.
Main office: Pobedy Ul. 16, 144007, Elektrostal. Tel.: (257) 7-08-09
District offices:
Karla Marxa Ul. 1, 144006, Elektrostal. Tel.: (257) 5-49-46
Krasnaya Ul. 21, 144005, Elektrostal. Tel.: (257) 4-66-24

Istra Branch.
Branch manager: Vera A. Ulitina.
Main office: Lenina Ul. 81, 143500, Istra. Tel.: (095) 994-54-41
District office: Yubileynaya Ul. 19, 143500, Istra. Tel.: (231) 3-05-34

Kashira Branch.
Branch manager: Tatiana A. Murashkina.
Main office: Sovetskaya Ul. 12, 142900, Kashira. Tel.: (269) 3-19-84

Khimki Branch.
Branch manager: Natalya I. Shabunina.
Main office: Moskovskaya Ul. 22/1, 141400, Khimki.Tel.: (095) 573-03-64;
Cash office: Moskovskaya Ul. 22/1, 141400, Khimki.Tel.: (095) 572-21-30
Klin Branch.
Branch manager: Olga N. Kalenova.
Main office: Karla Marxa Ul. 8A, 141600, Klin. Tel.: (224) 5-80-49;

Kolomna Branch.
Branch manager: Igor P. Egorov.
Main office: Oktyabrskoy Revolutsii Ul. 340, 140408, Kolomna. Tel.: (26) 12-55-23;
District office: Kirova proezd 15, 140411, Kolomna. Tel.: (26) 14-36-51

Krasnogorsk Branch.
Branch manager: Irina L. Zlenko.
Main office: Lenina Ul. 386, 143400, Krasnogorsk. Tel.: (095) 563-46-50
District offices:
Rechnaya Ul. 8, 143400, Krasnogorsk. Tel.: (095) 564-11-84
143400, Krasnogorsk-5, Golyevo. Tel.: (095)561-08-25
Cash offices:
Lenina Ul. 21a, 143400, Krasnogorsk. Tel.: (095) 563-88-32
143400, GIBDD, Krasnogorsk, Raytsentr-3. Tel.: (095) 564-76-88;
Rechnaya Ul. 8, 143400, Krasnogorsk. Tel.: (095) 561-80-55

Kurovskoye Branch.
Branch manager: Marina S. Okuneva.
Main office: Sorok Let Oktiabria Ul. 52, 142640, Kurovskoye, Orekhovo-Zuievsky District. Tel.: (24) 11-62-12
District office:
Tsentralny boulevard 3, 142600, Orekhovo-Zuievo. Tel.: (24) 16-10-76

Lotoshino Branch.
Branch manager: Alexandra P. Vasyukova.
Main office: Pochtovaya Ul. 2, 143800, Lotoshino. Tel.: (228) 1-01-64

Lukhovitsy Branch.
Branch manager: Viktor V. Goncharov.
Main office: Gorkogo Ul. 4, 140500, Lukhovitsy. Tel.: (263) 2-49-03

Lyubertsy Branch.
Branch manager: Lyudmila V. Edykova.
Main office: Krasnoarmeyskaya Ul 3, 140005, Lyubertsy. Tel.: (095) 559-94-72
District office: Dmitriya Donskogo Pl. 6, 140091, Dzerzhinsky.
Tel.: (095) 551-50-65

Mikhnevo Branch.
Branch manager: Galina V. Sapronova.
Main office: Gorkogo Ul. 1, 142840, Mikhnevo, Stupinsky district.
Tel.: (264) 6-64-49

Mozhaisk Branch.
Branch manager: Evdokia I. Kovbasenko.
Main office: Krasnyh Partizan Ul. 4,143200, Mozhaisk. Tel.: (238) 4-41-44
District office: Mira Ul. 93, 143200, Mozhaisk. Tel.: (238) 2-18-06

Naro-Fominsk Branch.
Branch manager: Nadezhda V. Morozova.
Main office: Marshala Zhukova Ul. 9, 143300, Naro-Fominsk. Tel.: (095) 592-18-09;
District offices, Aprelevskaya Ul. 65, 143360, Aprelevka. Tel.: (095) 436-51-22

Noginsk Branch.
Branch manager: Natalia Y. Makarova.
Main office: Rogozhskaya Ul. 81, 142400, Noginsk. Tel.: (095) 524-52-58
District office: B. Zheleznodorozhny Proezd 6, 142500, Pavlovsky Posad.
Tel.: (243) 2-31-33

Odintsovo Branch.
Branch manager: Rimma N. Pankova.
Main office: Marshala Zhukova Ul. 16, 143000, Odintsovo. Tel.: (095) 593-56-29
District office: Svobody Ul. 1, 143000, Odintsovo. Tel.: (095) 590-75-00

Podolsk Branch.
Branch manager: Valentina A. Rylkova.
Main office: Kirova Ul. 11, 142100, Podolsk. Tel.: (095) 333-84-01
Cash offices:
Kirova Ul. 11, 142100, Podolsk. Tel.: (27) 57-45-69
Pravdy Ul. 28,142115, Podolsk. Tel.: (27) 68-15-95

Pushkino Branch.
Branch manager: Tatiana V. Miklyaeva.
Main office: Moskovsky Pr. 11, 141200, Pushkino. Tel.: (095) 993-58-59
District offices:
Sadovaya Ul 17, Pravdinskiy. Tel.: (253) 1-55-60;
Pervomayskaya Ul 32, 141250, Ivanteevka. Tel.: (253) 6-24-40

Puschino Branch.
Branch manager: Olga P. Beletskaya.
Main office: Mikrorayon G, 142290, Puschino. Tel.: (27) 33-05-90;
Cash office: Mikrorayon G, block 20, 142290, Puschino. Tel.: (27) 79-05-04

Ramenskoye Branch.
Branch manager: Tatiana A. Kostikova.
Main office: Krasnoarmeyskaya Ul 3, 140100, Ramenskoye. Tel.: (095) 556-69-94


MURMANSK
KALININGRAD
St.PETERSBURG
PETROZAVODSK
YAROSLAVL
MOSCOW
& MOSCOW REGION
TULA
NIZHNY NOVGOROD
ROSTOV-ON-DON
SARANSK
NOVOROSSIYSK
VOLGODONSK
VOLGOGRAD
YEKATERINBURG
KRASNODAR
VOLZHSKY
STAVROPOL
MAKHACHKALA
BARNAUL
5
3
3
7
5
5
1
4
10
3
11
16
2
5
9
2
2
5

● BRANCH ○ DISTRICT OR CASH OFFICE [3] ATM/NUMBER ⊜ REPRESENTATIVE OFFICE

VOZROZHDENIYE BANK



SERGIEV POSAD
PUSHKINO
IVANTEEVKA
NOGINSK
SHCHOLKOVO
PAVLOVSKI POSAD
BALASHIKHA
ELEKTROSTAL
ORECHOVO-ZUIEVO
LIUBERTSY
LIKINO-DULEVO
ROSHAL
DZERZHINSKY
ZHUKOVSKY
KUROVSKOIE
SHATURA
RAMENSKOIE
BELOZERSKY
BRONNITSY
EGORIEVSK
VOSKRESENSK
MIKHNEVO
MALINO
KOLOMNA
STUPINO
LUKHOVITSY
KASHIRA
OZHERELYE
ZARAISK
SEREBRIANYE PRUDI



DUBNA
TALDO
DMITROV
KLIN
LOTOSHINO
SOLNECHNOGORSK
VOLOKOLAMSK
SHAKHOVSKAYA
DOLGO
ISTRA
SITCHEVO
CHIMKY
DEDOVSK
KRASNOGORSK
MOSCO
RUZA
ODINTSOVO
ZVENIGOROD
MOSRENTGEN
MOZHAISK
VIDNOYE
APRELEVKA
NARO-FOMINSK
SHCHERBINKA
PODOLSK
CHEKHOV
SERPUKHO
PUS

VOZROZHDENIYE BANK


MAGADAN
1
KHABAROVSK
3

Ruza Branch.
Branch manager: Irina G. Potapova.
Main office: Sotsialisticheskaya Ul. 27,143100, Ruza. Tel.: (095) 598-17-09;
Cash office: Sotsialisticheskaya Ul. 27,143100, Ruza. Tel.: (095) 598-17-09

Sergiev Posad Branch.
Branch manager: Tamara D. Teslya.
Main office: Krasnoy Armii Pr. 52,141300, Sergiev Posad. Tel.: (095) 921-01-58
Cash office: Novo-Uglichskoye Shosse, 51, 143100, Sergiev Posad. Tel.: (254) 7-05-32

Serpukhov Branch.
Branch manager: Marina A. Grosh.
Main office: Gorkogo Ul. 36, 142203, Serpukhov. Tel.: (27) 75-00-85

Shatura Branch.
Branch manager: Yekaterina N. Tarasova.
Main office: Sportivnaya Ul. 6, 140700, Shatura. Tel.: (245) 2-17-09
District office: Kosyakova Ul. 14, 140730, Roshal. Tel.: (245) 5-24-06

Shcholkovo Branch.
Branch manager: Sergey N. Nikolaev.
Main office: Lenina Pl. 5, 141100, Shcholkovo. Tel.: (095) 526-93-41

Solnetchnogorsk Branch.
Branch manager: Nina P. Aksionova.
Main office: Baranova Ul. 1, 141500, Solnetchnogorsk. Tel.: (095) 994-07-56

Stupino Branch.
Branch manager: Zinaida G. Kulikova.
Main office: Andropova Ul. 56/30a,142800, Stupino. Tel.: (264) 7-59-70
District offices:
Promyshlennaya Ul. 1, 142850, Malino, Stupinsky District. Tel.: (264) 5-52-23
Pobedy Pr. 26, 142800, Stupino. Tel.: (264) 4-24-75
Cash office: Andropova Ul. 21, 142800, Stupino. Tel.: (264) 7-14-53

Volokolamsk Branch.
Branch manager: Valentina M. Kabanova.
Main office: Oktyabrskaya Pl. 10, 143600, Volokolamsk. Tel.: (236) 2-24-72
District office: 1st Sovyetskaya Ul. 36, 143700, Shakhovskaya. Tel.: (237) 3-34-41
Cash office: Nerodnaya Ul. 6, 143611, Volokolamsky District, Sychevo. Tel.: (236) 2-21-45

Voskresensk Branch.
Branch manager: Tamara P. Matvienko.
Main office: Pobedy Ul. 34, 140200, Voskresensk. Tel.: (244) 2-70-09
District offices: Kolomenskaya Ul. 14, 140200, Voskresensk-3. Tel.: (244) 3-32-25
Rossiyskaya Ul. 1, 140250, Belozersky. Tel.: (244) 5-12-64
Cash office: Voskresensk-Lada., Novlyansky Kvart., 140200, Voskresensk.
Tel.: (244) 1-25-37

Zaraysk Branch.
Branch manager: Galina N. Shmatkova.
Main office: Uritskogo Pl. 1, 140600, Zaraysk. Tel.: (266) 2-58-32
District office: Yubileyny mikrorayon, Block 4, 142970, Serebryaniye Prudy.
Tel.: (267) 2-13-33

Zvenigorod Branch.
Branch manager: Tamara N. Starostina.
Main office: Pochtovaya Ul. 10, 143180, Zvenigorod. Tel.: (095) 992-54-67

Other regions

Barnaul Branch.
Branch manager: Tatiana V. Malakhova.
Main office: Avtotransportnaya Ul. 43a, 656064, Barnaul,. Tel.: (3852) 46-22-91

Kalinigrad Branch.
Branch manager: Tamara N. Konoplina.
Main office: Sovetskiy Pr. 12, 236000, Kaliningrad. Tel.: (0112) 27-93-06

Khabarovsk Branch.
Branch manager: Gleb E. Klimenko.
Main office: Dikopoltseva Ul. 10, 680013, Khabarovsk. Tel.: (4212) 42-82-52
Cash office: Dzerzhinskogo Ul. 43, 680000, Khabarovsk. Tel.: (4212) 74-78-33

Krasnodar Branch.
Branch manager: Irina G. Tchudinova.
Main office: Severnaya Ul. 324, 350000, Krasnodar. Tel.: (8612) 64-33-70

Magadan Branch.
Branch manager: Alexandra A. Usacheva.
Main office: Portovaya Ul. 3, 685024, Magadan. Tel.: (41322) 2-28-11

Makhachkala Branch.
Branch manager: Natalia B. Pavlova.
Main office: Pushkina Ul. 4, 367012, Makhachkala, Dagestan. Tel.: (8722) 67-84-59

Murmansk Branch.
Branch manager: Valeriy F. Lysenkov.
Main office: Kolskiy Pr. 110a, 183008, Murmansk. Tel.: (8152) 56-56-24
District office: Polyarniye Zori, 47, 183025, Murmansk, Russia. Tel.: (8152) 23-24-59

Nizhny Novgorod Branch.
Branch manager: Natalia V. Morozova.
Main office: Belinskogo Ul. 106A, 603006, Nizhny Novgorod. Tel.: (8312) 78-76-62
District office: Efremova Ul. 1, 603003, Nizhny Novgorod. Tel.: (8312) 23-33-80

Novorossisk Branch.
Branch manager: Nikolay V. Lebedev.
Main office: Kunikova Ul. 47b, 353900, Novorossiysk, Krasnodarsky Kray.
Tel.: (8617) 63-48-13

Petrozavodsk Branch.
Branch manager: Valeriy P. Volkhov.
Main office: Andropova Ul. 15, P.O. Box 29, 185028, Petrozavodsk, Karelia.
Tel.: (8142) 76-98-58

Rostov-on-Don Branch.
Branch manager: Valeriy A. Belushkin.
Budenovskiy pr. 97/243, 344011, Rostov-on-Don. Tel.: (8632) 44-33-29

St. Petersburg Branch.
Branch manager: Igor I. Kaplenov.
Main office: 9th Line of the Basil Island 60, 199004, St. Petersburg. Tel.: (812) 328-00-68

Saransk Branch.
Branch manager: Sergey V. Naumkin.
Main office: Gagrina Ul. 99, 430027, Saransk, Mordovia. Tel.: (8342) 32-02-45
District office: Svetotekhnikov Shosse 5, 430034, Saransk. Tel.: (8342) 17-13-56

Stavropol Branch.
Branch manager: Tatiana N. Adamenko.
Main office: Karla Marxa Pr. 3/1a, 355008, Stavropol. Tel.: (8652) 28-22-22
Cash office: Oktyabrskoy Revolutsii Pr. 10/12, 355000, Stavropol. Tel.: (8652) 29-64-06

Tula Branch.
Branch manager: Aleftina V. Timoshenkova.
Main office: Revolutsii Ul. 5a, 300034, Tula. Tel.: (0872) 30-82-90

Volgograd Branch.
Branch manager: Sofia B. Zhilina.
Main office: Nevskaya Ul. 11, 400087, Volgograd. Tel.: (8442) 32-12-53
District offices: Lenina pr. 97, 404120, Volzhskiy. Tel.: (8443) 27-60-36
Pavshikh Bortsov, 2, 400066, Volgograd. Tel.: (8442) 33-07-77

Volgodonsk Branch.
Branch manager: Alexey D. Petrakov.
Main office: Velikoy Pobedy boulevard 38a, 347371, Volgodonsk. Tel.: (86392) 2-89-29
District offices:
Lenina Ul. 60, 347360, Volgodonsk. Tel.: (86392) 2-04-57
Stroiteley Ul. 21, 347382, Volgodonsk. Tel.: (86392) 5-51-56
Gagarina Ul. 75, 347386, Volgodonsk. Tel.: (86392) 2-89-29
Sovetskaya Ul. 33 b, 347320, Tsimlyansk. Tel.: (86391) 2-89-29
Lenina Ul. 131/1, 346630, Semikarakorsk. Tel.: (86356) 2-23-02

Yaroslavl Branch.
Branch manager: Alexander S. Khabarin.
Main office: Pushkina Ul. 2, block 2, 150000, Yaroslavl. Tel.: (0852) 72-76-35

Yekaterinburg Branch.
Branch manager: Tatiana V. Bakunova.
Main office: Khokhryakova Ul. 104, 620144, Yekaterinburg. Tel.: (343) 257-05-28
District office: Geroyev Truda 18, 623704, Berezovskiy, Sverdlov Region.
Tel.: (3469) 3-01-70

Representative office

North-Western Interregional Center: Bolshoy Prospect, Vasilievsky Ostrov 80, 199106, St. Petersburg. Tel.: (812) 322-24-01
Head of the Representative Ofice: Yury I. Novikov.

Shares of the Bank

	State registration number	Face value, RUR	Number of shares issued
Ordinary nominal shares	10101439B	10	16,748,753
Preference nominal shares with fixed dividend	20201439B	10	1,294,505
Convertible preference nominal shares*	20101439B	10	1,999,941

*Conversion conditions: one privileged convertible share of 10 RUR nominal cost will be converted into one ordinary nominal share with the face value of 10 RUR. Starting conversion not before 2005.

American Depositary Receipts

The ordinary shares of the Bank are available on the international capital market in the form of American Depositary Receipts (ADRs) Level One. Issued ADRs amount to 2.74% of the Bank's share capital (1 ADR for 1 share).

Trading Markets

Name of market	Share class	Traded since
Russian Trading System (RTS)	Ordinary nominal shares (10101439B)	May 1997
National Quotation System	Ordinary shares (10101439B)	October 2000
	Preference nominal shares with fixed dividend (20201439B)	October 2000
	Convertible preference nominal shares (20101439B)	October 2000
Moscow Interbank Foreign Currency Exchange (MICEX)	Ordinary nominal shares (10101439B)	February 1998
	Preference nominal shares with fixed dividend (20201439B)	February 1998
Berlin Stock Exchange	Level 1 American Depositary Receipts (U.S.ISIN: US0654531021)	July 1997
Frankfurt Stock Exchange	Level 1 American Depositary Receipts (U.S.ISIN: US0654531021)	July 1997
Stuttgart Stock Exchange	Level 1 American Depositary Receipts (U.S.ISIN: US0654531021)	November 2000

Transfer of Shares

All the Bank's shares are registered shares. Instructions concerning transfers of ownership rights, change of address and other shareholders' details must be submitted to the Transfer Agent and Registrar or authorized Depositary.

Transfer Agent and Registrar

OAO Avista Specialized Registrar

Licence No. 10-000-1-00271 granted by the Federal Commission for the Securities Market on 24 December 2002.

Address: Gagarina Ul. 1, 142300, Chekhov, Moscow Region.

Postal address: Luchnikov Per. 7/4, Bldg. 6, 101000, Moscow.

Tel.: (095) 929-18-61

Fax: (095) 929-18-61

Depositary for ADRs

The Bank of New York

Address: The Bank of New York, American Depositary Receipt Division

101 Barclay Street, New York, NY, 10286

Tel.: 1 (212) 815-44-93

Fax: 1 (212) 571-30-50

Moscow Representative Office:

Address: 103045, Posledny Per. 17, office 4, Moscow, Russia.

Tel.: (095) 967-31-10

Custodian for ADRs

ING Bank Euroasia ZAO
Address: Krasnaya Presnya Ul. 31, 123022, Moscow, Russia.
Postal address: Krasnaya Presnya Ul. 31, 123022, Moscow, Russia.
Tel.: (095) 755-54-00
Fax: (095) 755-54-99

Agent for ADRs

C.T. Corporation System.
Address: 111 Eighth Avenue, New York, NY 10011
Tel.: 1 (212) 894-85-70
Fax: 1 (212) 894-87-10

Additional Information for Shareholders

Vozrozhdeniye Bank
Founded in 1991 on the basis of a specialized state institution – the Moscow Regional Department of the Agroprombank of the USSR.
Registered by the Central Bank of the Russian Federation on 12 April 1991.
General banking license No. 1439.

Founders of the Bank

Domodedovo Civil Aviation Consolidated Company
Moskovsky Agro-Industrial Company
Belaya Dacha Agricultural Company
Tomilino Poultry Factory
Zhegalovo Agricultural Company
Ramensky Agro-Industrial Company
STUPEX Company
Mozhaisk Publishing and Printing Company
Mozhaisk Medical Instruments Industries
Volokolamsk Agro-Industrial Company
The Consumer Co-operatives' Union of the Moscow Region
Department of Agriculture of the Moscow Region Government
Employees of the Bank

The Bank's Statute, financial statements, the AGM's resolutions and other documentation, as well as the information on dividend payments are available for shareholders at the offices of the Transfer Agent and Registrar.

Further information on the Bank can be found at: http:// www.vbank.ru

For more information about the Bank for ADR holders is available from The Bank of New York Depositary. Information on the ADR program is presented at: http:// *www.bankofny.com*

Independent Auditors

PricewaterhouseCoopers Audit ZAO is the official auditor of the Vozrozhdeniye Bank.
License for banking audit No. E 000376 granted by the Ministry of Finance on May 20, 2002.

Full name of the Bank

in Russian – Открытое акционерное общество Банк «Возрождение»
in English – Joint stock company Bank "Vozrozhdeniye"

Short name of the Bank

in Russian – Банк «Возрождение» (ОАО)
in English – V. Bank

Bank details of the Head Office:

Telephone:	(095) 777-08-88, 929-18-88
Fax:	(095) 929-19-99
Telex:	414680 VBNK RU
E-mail:	vbank@co.voz.ru
Website:	http://www.vbank.ru
Wap:	wap.vbank.ru
SWIFT:	VBNKRUMM
REUTER DEALING:	VOZM
SPRINT:	VOZROGD.MOSC/CEA

Postal address:

Public joint stock company Vozrozhdeniye Bank
Luchnikov Per. 7/4, GSP-9, 101999, Moscow, Russia.